Form 10-K, Exhibit 13
period 1996-12-31
ATMEL CORP
filed 1997-03-27
CIK 872448

                                                                                                                        EXHIBIT 13.1
Financial Highlights

(Dollars in thousands, except per-share data)                                      Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                           1996               1995            1994            1993            1992
Net revenues                                             $1,070,288       $  634,241      $  375,093      $  221,724      $  139,801

Income
     Before taxes                                           309,153          172,262          90,076          44,789          19,906
     Net                                                    201,722          113,693          59,450          30,017          13,934
     Per share                                                 2.01             1.16            0.67            0.37            0.19

Return on revenues
     Before taxes                                              28.9%           27.2%           24.0%           20.2%           14.2%
     Net                                                       18.8%           17.9%           15.8%           13.5%           10.0%
Return on average shareholders' equity                         29.3%           24.0%           20.6%           17.1%           11.3%
Revenues per employee                                           298              260             235             195             150
Fixed assets,  net                                          867,423          472,285         264,800          90,207          28,887
Total assets                                              1,455,914          919,621         540,946         300,882         183,450
Long-term debt,  net of current portion                     278,576           88,455          46,514          23,957          23,047
Long-term debt as a percentage of
shareholders' equity                                           35.3%          15.0 %          13.0 %           11.0%          17.5 %
Shareholders' equity                                        789,751          588,768         358,088         218,202         131,990

                                                               Page 1


Consolidated Statements of Income

(Amounts in thousands, except per-share data)                                Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  1996                  1995                1994

Net revenues                                                                  $ 1,070,288          $   634,241          $   375,093
Expenses
Cost of sales                                                                     539,215              323,530              195,955
Research and development                                                          110,239               69,795               43,035
Selling, general and administrative                                               115,362               73,474               48,301
                                                                              -----------          -----------          -----------
Total expenses                                                                    764,816              466,799              287,291
                                                                              -----------          -----------          -----------
Operating income                                                                  305,472              167,442               87,802
Interest income                                                                    16,532               13,100                5,096
Interest expense                                                                  (12,851)              (8,280)              (2,822)
                                                                              -----------          -----------          -----------
Income before taxes                                                               309,153              172,262               90,076
Taxes on income                                                                   107,431               58,569               30,626
                                                                              -----------          -----------          -----------
Net income                                                                    $   201,722          $   113,693          $    59,450
                                                                              ===========          ===========          ===========
Net income per common and common equivalent share                             $      2.01          $      1.16          $      0.67
                                                                              -----------          -----------          -----------
Shares used in per-share calculations                                             100,584               97,607               89,566
                                                                              -----------          -----------          -----------

The accompanying notes are an integral part of these statements.

                                                               Page 2

Consolidated Balance Sheets

(Amounts in thousands)                                          December 31,
--------------------------------------------------------------------------------
                                                              1996        1995
Assets
Current assets
Cash and cash equivalents                                $  104,113   $  105,534
Short-term investments                                       53,165       74,454
Accounts receivable, net of allowance for doubtful
      accounts of $28,273 in 1996 and $12,700 in 1995       174,515      101,599
Inventories                                                  70,320       48,542
Deferred income taxes and other current assets               57,910       35,933
                                                         ----------   ----------
      Total current assets                                  460,023      366,062
Fixed assets, net                                           867,423      472,285
Long-term investments                                       104,619       71,590
Other assets                                                 23,849        9,684
                                                         ----------   ----------
      Total assets                                       $1,455,914   $  919,621
                                                         ==========   ==========

Liabilities and shareholders' equity
Current liabilities
Current portion of long-term debt                        $   71,615   $   47,203
Trade accounts payable                                      137,535       96,243
Accrued liabilities and other                                99,317       68,071
Deferred income on shipments to distributors                 27,935       21,948
                                                         ----------   ----------
      Total current liabilities                             336,402      233,465
Long-term debt                                              278,576       88,455
Deferred income taxes                                        22,935        8,933
                                                         ----------   ----------
      Total liabilities                                     637,913      330,853
                                                         ----------   ----------

Put Warrants                                                 28,250         --
Commitments (Note 6)
Shareholders' equity
Preferred stock, no par value; Authorized:
     5,000 shares; None issued and outstanding                 --           --
Common stock, no par value; Authorized: 240,000
     shares; Shares issued:  98,752 at December
     31, 1996 and 97,207 at December 31, 1995               339,421      340,160
Retained earnings                                           450,330      248,608
                                                         ----------   ----------
      Total shareholders' equity                            789,751      588,768
                                                         ----------   ----------
      Total liabilities and shareholders' equity         $1,455,914   $  919,621
                                                         ==========   ==========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

 (Dollars in thousands)                                                                           Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1996              1995              1994
Cash from operating activities
Net income                                                                            $ 201,722         $ 113,693         $  59,450
Items not requiring the use of cash
    Depreciation and amortization                                                       110,988            58,918            34,076
    Other                                                                                   935           (12,416)              851
Changes in operating assets and liabilities
    Accounts receivable                                                                 (74,362)          (26,455)          (16,836)
    Inventories                                                                         (21,779)           (9,773)            2,530
    Other assets                                                                         (7,935)           (4,064)           (6,221)
    Trade accounts payable and other accrued liabilities                                 94,545            33,420            28,582
    Income taxes payable                                                                 (9,766)            9,406             2,167
    Deferred income on shipments to distributors                                          5,987             9,633             5,279
                                                                                      ---------         ---------         ---------
      Net cash provided by operating activities                                         300,335           172,362           109,878
                                                                                      ---------         ---------         ---------

Cash from investing activities
Acquisition of fixed assets                                                            (511,019)         (229,097)         (183,135)
Acquisition of other assets                                                              (9,756)           (9,446)           (8,373)
Purchase of investments                                                                (101,417)          (77,674)          (67,289)
Sale or maturity of investments                                                          89,678            59,406            43,117
                                                                                      ---------         ---------         ---------
      Net cash used by investing activities                                            (532,514)         (256,811)         (215,680)
                                                                                      ---------         ---------         ---------

Cash from financing activities
Issuance of notes payable                                                                39,241            16,198             5,398
Principal payments on notes                                                              (2,152)           (1,580)           (2,555)
Proceeds from capital leases                                                            234,239            69,843            59,679
Principal payments on capital leases                                                    (54,784)          (40,439)          (21,169)
Proceeds from settlement of warrants                                                      8,133              --                --
Issuance of common stock                                                                 10,079           110,876            73,524
                                                                                      ---------         ---------         ---------
      Net cash provided by financing activities                                         234,756           154,898           114,877
                                                                                      ---------         ---------         ---------

Effect of foreign currency translation adjustment                                        (3,998)             (471)             --
                                                                                      ---------         ---------         ---------

Net increase (decrease)  in cash                                                         (1,421)           69,978             9,075

Cash at beginning of period                                                             105,534            35,556            26,481
                                                                                      ---------         ---------         ---------

Cash at end of period                                                                 $ 104,113         $ 105,534         $  35,556
                                                                                      =========         =========         =========

Interest paid                                                                         $  12,015         $   8,009         $   5,451

Income taxes paid                                                                     $ 103,912         $  32,265         $  31,975

Issuance of stock for technology and asset acquisitions                               $  12,625         $   3,083         $   4,997

Other non-cash acquisitions                                                           $   2,320         $     --           $   --

Fixed asset purchases in accounts payable                                             $   5,706         $  15,413         $  16,778

The accompanying notes are an integral part of these statements

Consolidated Statements of Shareholders' Equity

                                                                               Common Stock              Retained          Total
(Amounts in thousands)                                                   Shares          Amounts         Earnings         Amounts
------------------------------------------------------------------    ---------        ---------         ---------        ---------
Balances, December 31, 1993                                              82,988        $ 142,737         $  75,465        $ 218,202
Sales of Stock
   Secondary public offering                                              5,060           67,999              --             67,999
   Exercise of options                                                    1,756            2,438              --              2,438
   Employee stock purchase plan                                             384            3,002              --              3,002
   Issuance for asset acquisition                                           542            4,997              --              4,997
   Other                                                                     32               85              --                 85
Unrealized loss on investments and other assets                            --             (1,477)             --             (1,477)
Tax benefit from exercise of options                                       --              3,392              --              3,392
Net income                                                                 --               --              59,450           59,450
                                                                      ---------        ---------         ---------        ---------
Balances, December 31, 1994                                              90,762          223,173           134,915          358,088
Sales of Stock
   Secondary public offering                                              4,600          104,278              --            104,278
   Exercise of options                                                    1,394            2,729              --              2,729
   Employee stock purchase plan                                             314            3,869              --              3,869
   Issuance for asset acquisition                                           137            3,083              --              3,083
Unrealized gain on investments and other assets                            --                474              --                474
Foreign currency translation adjustment                                    --               (471)             --               (471)
Tax benefit from exercise of options                                       --              3,025              --              3,025
Net income                                                                 --               --             113,693          113,693
                                                                      ---------        ---------         ---------        ---------
Balances, December 31, 1995                                              97,207          340,160           248,608          588,768
Sales of Stock
   Exercise of options                                                      874            4,606              --              4,606
   Employee stock purchase plan                                             236            5,473              --              5,473
   Issuance for asset acquisition                                           435           12,625              --             12,625
Proceeds from settlement of  warrants                                      --              8,133              --              8,133
Unrealized loss on investments and other assets                            --             (1,863)             --             (1,863)
Foreign currency translation adjustment                                    --             (3,998)             --             (3,998)
Tax benefit from exercise of options                                       --              2,535              --              2,535
Put warrants reclassification                                              --            (28,250)             --            (28,250)
Net income                                                                 --               --             201,722          201,722
                                                                      ---------        ---------         ---------        ---------
Balances, December 31, 1996                                              98,752        $ 339,421         $ 450,330        $ 789,751
                                                                      =========        =========         =========        =========

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per-share data)

Note 1.

Summary of Significant Accounting Policies

Nature of Operations

Atmel Corporation (the Company) designs, develops, manufactures and markets a broad range of high-performance non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor (CMOS) technologies. The Company's products are used in a range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. The Company's customers comprise a diverse group of domestic and foreign original equipment manufacturers (OEMs) and distributors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. For purposes of presentation, the Company has indicated that its year ends on December 31, although the Company operates on a 52-week or 53-week year ending on the Monday closest to December 31. Fiscal 1996 and 1995 were 52-week years while 1994 was a 53-week year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Investments

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents which consist of highly liquid money market instruments. The carrying amount of these instruments approximates fair value.

Inventories

Inventories are stated at the lower of cost (first-in, first-out for materials and purchased parts and average cost for work in progress) or market and comprise the following:

                                                 December 31,
--------------------------------------------------------------------------------
                                                 1996      1995
Materials and purchased parts                  $11,123   $ 6,340
Work in progress                                59,197    42,202
                                               -------   -------
Total                                          $70,320   $48,542
                                               =======   =======

Fixed Assets

Fixed  assets  are  stated  at  cost.   Depreciation   is  computed   using  the
straight-line method over the estimated useful lives of the assets (normally two to twenty years).

Deferred Income on Shipments to Distributors

Sales to distributors are subject to price protection and right of return. Recognition of such sales is deferred until shipments are made by the distributors to their customers. Other sales, principally to OEMs, are recorded at the time products are shipped, net of allowances for estimated returns.

Foreign Currency Translation

The functional currency of foreign subsidiaries is considered to be the United States dollar, except for Atmel ES2 whose functional currency is the French franc. Foreign translation gains and losses from remeasurement are included in the consolidated statements of income. The effect of the translation of the accounts of Atmel ES2 has been included in the shareholders' equity as a cumulative foreign currency translation adjustment.

The Company has entered into forward exchange contracts to hedge certain of its foreign currency exposures. These financial instruments are designed to minimize exposure and reduce risk from exchange rate fluctuations in the regular course of business. Foreign exchange contracts outstanding, all of which were in Japanese currency, amounted to $5,407 and $7,200 at December 31, 1996 and 1995, respectively. The foreign exchange contracts generally have maturities that do not exceed three months. The counter parties to these contracts consist of a limited number of major financial institutions. The Company does not expect any significant losses as a result of default by the other parties.

Certain Risks and Concentrations

The Company sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations.

The Company's products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing. Significant technological changes in the industry could affect operating results adversely . The Company's inventories include high-technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce recorded amounts to market values, such estimates could change in the future.

Net Income Per Share

Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of outstanding stock options. All share and per share amounts for all periods presented have been adjusted to reflect the two-for-one stock splits paid on April 11, 1994 and August 8, 1995.

Put Warrants

In connection with the Company's stock repurchase program, put warrants were sold to an independent third party during fiscal year 1996. The put warrants entitle the holder to sell shares of the Company's common stock to the Company at specified prices. The warrants expire on May 28, 1997 and may be settled in cash at the Company's option. The maximum potential repurchase obligation of $28,250 has been reclassified from shareholders' equity to put warrants as of December 31, 1996. There was no impact on earnings per share during 1996.

Additionally, during the same period the Company used the proceeds from the sale of the put warrants to purchase call warrants. These warrants entitle the Company to buy from the same independent third party shares of the Company's common stock. The call warrants have similar expiry dates as the put warrants and may be settled in cash at the Company's option.

Accounting For Long-Lived Assets

The Company adopted the Financial Accounting Standards Board Statement No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires the Company to review the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material impact on the Company's financial condition or results of operations.

Note 2.  Fixed Assets

                                                   December 31,
                                        -----------------------------------
                                                1996           1995

Land                                      $    14,591    $    19,489
Buildings and improvements                    180,680        114,515
Machinery and equipment                       806,187        352,925
Furniture and fixtures                          7,467          1,622
Construction in progress                       72,103        101,840
                                          ----------------------------

                                            1,081,028        590,391
Less accumulated depreciation and
amortization                                 (213,605)      (118,106)
                                          ----------------------------
Total                                     $   867,423    $   472,285
                                          ============================

Fixed assets include machinery and equipment acquired under capital leases of $334,613 and $173,584 at December 31, 1996 and 1995; related accumulated amortization amounted to $81,684 and $45,847, respectively.

Depreciation expense was $102,752,  $56,417 and $26,497, in 1996, 1995 and 1994,
respectively.

Note 3. Short- And Long-Term Investments

All marketable securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within shareholders' equity. Realized gains and losses are recorded based on the specific identification method. The carrying amount of the Company's investments is shown in the table below:


December 31                                           1996                          1995
                                            ------------------------      ------------------------
                                                             Market                       Market
                                                Cost          Value            Cost        Value
                                               -----         ------            ----       ---------
Investments
  U.S. Government obligations                   $99,378      $98,750          $37,350     $37,099
  State and municipal securities                 55,669       55,317          105,264     104,542
  Other                                           3,740        3,717            4,433       4,403
                                            -------------------------     -------------------------
                                                158,787      157,784          147,047     146,044
Allowance for unrealized losses                  (1,003)        --             (1,003)       --
                                            -------------------------     -------------------------
                                               $157,784     $157,784         $146,044    $146,044
                                            =========================     =========================

At December 31, 1996, scheduled maturities of investments within one year were $53,165 and for one year to five years were $104,619. At December 31, 1995, scheduled maturities of investments within one year were $74,454 and for one year to five years were $71,590.

Note 4.  Borrowing Arrangements

Information with respect to the Company's debt obligations is shown below:

                                                             December 31,
                                                  ------------------------------
                                                         1996             1995

Various non-interest bearing notes                   $   9,464        $  10,320
Various interest bearing notes                          46,703           19,380
Capital lease obligations                              294,024          105,958
                                                     --------------------------
                                                       350,191          135,658
Less amount due within one year                        (71,615)         (47,203)
                                                     --------------------------
Long-term debt due after one year                    $ 278,576        $  88,455
                                                     ==========================

The non-interest bearing notes are due in varying amounts through the year 2015 and have been discounted between 7.0 percent and 8.0 percent. The interest bearing notes bear interest at rates between 2.6 percent and 8.2 percent and include loans where interest rates are based on the London Inter-Bank Official Rate and the short-term French PIBOR. A loan with an interest rate of 2.6 percent ($22,988 at December 31, 1996) has been recorded net of a foreign currency translation adjustment of $2,009 at December 31, 1996.

The Company leases certain manufacturing equipment under capital leases with an average annual interest rate of 6.7 percent. The obligations are recorded net of $45,632 which represents future interest at December 31, 1996. At December 31, 1996, the Company had $50,000 available under lease lines of credit that expire in December 1997.

Payments required for long-term debt and capital leases are as follows:

          ---------------------------------------------------------------------------------------------------------------
                                                   1997        1998        1999         2000        2001      Thereafter
          ---------------------------------------------------------------------------------------------------------------
          Long-term debt                         $  7,381    $  2,294      $27,291     $17,920   $     868      $13,132
          Capital leases (including interest)      87,894      64,228       50,049      44,920      31,306       61,259

Long-Term Debt

The carrying amount of the Company's long-term debt instruments (excluding capital leases) approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at December 31, 1996.

Note 5. Accrued Liabilities and Other

Accrued liabilities and other comprise the following:

                                                                December 31,
                                                           ---------------------
                                                             1996          1995

Accrued returns, royalties and licenses                    $49,170       $31,443
Accrued salaries, benefits and other                        23,499        13,593
Federal, state, local and foreign taxes                     26,648        23,035
                                                           ---------------------
Total                                                      $99,317       $68,071
                                                           =====================

Note 6.  Commitments

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options of two to four years. The company also leases certain manufacturing equipment under operating leases expiring at various dates through 2001. Rental expense for 1996, 1995 and 1994 was $7,402, $2,896 and $2,272, respectively.
Rental payments over the term of these leases are as follows:

--------------------------------------------------------------------------------
                    1997         1998          1999          2000          2001
--------------------------------------------------------------------------------
                  $6,555        $6,148        $6,351        $6,012        $1,455

Note 7.  Taxes on Income

The provision (benefit) for income taxes consists of the following:

                                                 Years Ended December 31,
                                        --------------------------------------------
                                          1996              1995              1994
Federal            Current             $ 92,632          $ 45,886        $  23,680
                   Deferred              (6,618)            2,529              414
State              Current               10,458             7,619            5,673
                   Deferred                (161)              417              437
Foreign            Current                2,209               883              422
                   Deferred               8,911             1,235               --
                                      ------------------------------------------------
Total income taxes                     $107,431         $  58,569        $  30,626
                                      ================================================

Current deferred income tax assets included in deferred income taxes and other current assets at December 31, 1996 and 1995 were $38,859 and $24,817, respectively. The components of the net deferred income tax asset are set forth below:

                                                             December 31,
                                                      --------------------------
                                                           1996           1995
Deferred income tax assets
Sales returns, deferrals and allowances                 $ 10,634       $ 12,141
Allowance for doubtful accounts                           10,048          4,070
State income taxes                                         3,450          2,400
Inventory valuation                                        1,273          1,813
Other                                                     13,454          4,393
                                                        -----------------------
                                                          38,859         24,817
Deferred income tax liabilities
Depreciation and other                                   (22,935)        (8,933)
                                                        -----------------------
Net deferred income tax asset                           $ 15,294       $ 15,884
                                                        =======================

The Company's effective tax rate differs from the United States federal statutory income tax rate as follows:

                                                                     Years Ended December 31,
                                                         -------------------------------------------------
                                                             1996              1995              1994
          U.S. federal statutory income tax rate             35.0%             35.0 %            35.0 %
          State taxes, net of federal income tax              2.2               2.8               4.0
                 benefit
          Research and development tax credits               (0.5)             (0.3)             (2.0)
          Benefit of foreign sales corporation               (2.9)             (2.2)             (2.2)
          Tax exempt income                                  (0.7)             (1.2)             (1.7)
          Other, net                                          1.7              (0.1)              0.9
                                                         -------------------------------------------------
                                                             34.8%             34.0%             34.0%
                                                         =================================================

Income before income taxes included income from foreign subsidiaries of $22,724, $12,465 and $830 in 1996, 1995 and 1994, respectively.

Note 8.  Employee Option and Stock Purchase Plans

The Company's 1986 Incentive Stock Option Plan (1986 Plan) expired in April 1996. On April 24, 1996, the shareholders approved the Company's 1996 Stock Plan (1996 Plan) and the reservation of 4,000 shares of Common Stock for issuance thereunder. Under the Company's 1996 Plan, the Company may issue common stock directly or grant options to purchase common stock to employees consultants and directors of the Company. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire five to ten years from that date. At December 31, 1996, the Company had 8,449 shares of common stock reserved for the issuance pursuant to the exercise of stock options, of which 2,463 shares (2,045 shares at December 31, 1995) were exercisable.

Under the 1991 Employee Stock Purchase Plan, qualified employees are entitled to purchase shares of the Company's common stock at 85 percent of the fair market value at certain specified dates. Of the 3,000 shares authorized to be issued under this plan, 937 shares were available for issuance at December 31, 1996.

Activity under the Company's 1986 Plan and 1996 Plan is set forth below:

                                                                                  Outstanding Options
                                                         --------------------------------------------------------------------------
                                                                                                 Aggregate     Weighted Average
                                           Available        Number                               Exercise       Exercise Price
                                           For Grant      of Options         Per Share             Price           Per Share
                                         -----------      ----------     --------------          --------  ------------------
Balances, December 31, 1993              2,984            5,631          $ 0.50 -  8.75        $ 13,204         $  2.34
Options granted                           (975)             975           11.50 - 17.31          11,529           11.82
Options canceled                           104             (104)           0.50 - 17.31            (631)           6.07
Options exercised                          --            (1,756)           0.75 - 17.31           (2,438)          1.39
                                       -----------   ---------------   -------------------    -------------   ------------
Balances, December 31, 1994              2,113            4,746            0.75 - 17.31          21,664            4.56
Options granted                         (1,896)           1,896           15.41 - 33.63          37,474           19.76
Options canceled                           101             (101)           1.75 - 33.31          (1,075)          10.64
Options exercised                         --             (1,394)           0.75 - 21.38          (2,729)           1.95
                                       -----------   ---------------   -------------------    -------------   ------------
Balances, December 31, 1995                318            5,147            0.75 - 33.63          55,334           10.75
Options authorized                       4,000             --                  --                  --              --
Options granted                           (576)             576           20.15 - 36.88          14,555           25.27
Options canceled                           122             (122)           2.16 - 36.88          (2,134)          17.49
Options expired                           (142)            --                  --                   --             --
Options exercised                         --               (874)           0.75 - 33.63          (4,606)           5.27
                                       -----------   ---------------   -------------------    -------------   ------------
Balances, December 31, 1996              3,722            4,727           $0.75 - 36.88        $ 63,149       $   13.36
                                       -----------   ---------------   -------------------    -------------   ------------

The weighted average fair value of options granted during 1996, 1995 and 1994 was $25.27, $19.76 and $11.82 per share, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. Accordingly, no compensation cost has been recognized for the 1986 Plan and 1996 Plan. Had compensation cost for the 1986 Plan and 1996 Plan been determined based on the fair value at the grant date for options granted in 1996 consistent with the provisions of SFAS 123, the Company's net income and net income per share for 1996 and 1995 would have been reduced to the pro forma amounts indicated below:

                                                        1996              1995
Net income - as reported                              $201,722       $   113,693
                                                      ========       ===========

Net income - pro forma                                $196,641       $   110,058
                                                      ========       ===========

Earnings per share - as reported                      $   2.01       $      1.16
                                                      ========       ===========

Earnings per share - pro forma                        $   1.95       $      1.13
                                                      ========       ===========

The fair value of each option grant for both 1986 Plan and 1996 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Risk-free interest                                          5.11% - 7.58%
Expected life                                               0.95 - 1.56 years
Expected volatility                                         38% - 40%
Expected dividend                                           $0

The weighted average expected life was calculated based on the vesting period and the exercise behavior of the employees.

The following table summarizes the stock options outstanding at December 31, 1996:

                                                 Options Outstanding                              Options Exercisable
                      -----------------------------------------------------------     ------------------------------------
                                         Weighted Average          Weighted                                Weighted
      Range of            Number             Remaining             Average                Number            Average
   Exercise Prices      Outstanding      Contractual Life       Exercise Price          Exercisable     Exercise Price
  ----------------     -------------     ----------------       --------------        -------------     --------------
  $ 0.75 - $ 4.25           1,424            5.7 years               $ 3.13                 1,334           $ 3.06
    4.53 -  15.25           1,761            7.6                      12.45                   714            11.26
   16.59 -  26.63           1,172            8.7                      21.44                   343            20.65
   27.56 -  36.88             370            9.1                      31.42                    72            32.22
                      ----------------                                                ----------------
    0.75 -  36.88           4,727            7.4                      13.36                 2,463             8.73
                      ================                                                ================

Note 9.  Retirement Plan

The Company has a 401(k) Tax Deferred Savings Plan (Plan) for the benefit of qualified employees. In fiscal year 1996, the Company began matching each eligible employee's contribution with up to a maximum of five hundred dollars. The matching contribution made by the Company was $581 for 1996. The Company did not make any contribution to the Plan in 1995 or 1994.

Note 10.  Geographic Information, Export Sales and Major Customers

The Company's foreign operations consist principally of its subsidiaries in the United Kingdom and France. All of their sales are made to unaffiliated European customers. The following table summarizes the Company's European operations:

                                                Years Ended December 31,
                                     -------------------------------------------
                                           1996           1995            1994
Net revenues                            $185,427        $124,718        $ 47,454
Operating income                          21,811          12,261             593
Total assets                             295,506          95,382          10,294

Export revenues for the years 1996, 1995 and 1994 were $610,171, $327,449 and $182,493 respectively. One customer accounted for 12.0 percent, 16.9 percent and
21.5 percent of net revenues in 1996, 1995 and 1994, respectively.

Report of Independent Accountants

Board of Directors and Shareholders
Atmel Corporation

We have audited the accompanying consolidated balance sheets of Atmel Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atmel Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                    /s/ Coopers & Lybrand L.L.P.






San Jose, California
January 16, 1997

Selected Quarterly Financial Data

(Unaudited, dollars in thousands, except per                          First            Second             Third              Fourth
share data)                                                          Quarter           Quarter            Quarter           Quarter
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1996
Net revenues                                                    $   240,096        $   268,748        $   280,332        $   281,112
Gross margin                                                        119,453            133,789            138,821            139,010
Net income                                                           44,909             50,291             52,878             53,644
Net income per share                                                   0.45               0.50               0.53               0.53
Price range of common stock per share
   High                                                               33.50              42.38              33.75              38.00
   Low                                                                18.13              23.88              21.88              25.13

Year ended December 31, 1995
Net revenues                                                    $   119,260        $   145,906        $   168,784        $   200,291
Gross margin                                                         57,869             71,033             82,653             99,156
Net income                                                           19,827             24,533             31,207             38,126
Net income per share                                                   0.21               0.26               0.31               0.38
Price range of common stock per share
   High                                                               21.19              29.41              36.75              34.00
   Low                                                                15.38              18.63              27.69              19.50


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

Overview

The Company's operating results in 1996 improved significantly over 1995 driven by demand for specialized non-volatile memories in the computer peripheral, telecommunications and consumer markets. These products included Flash memories, erasable programmable read-only memories (EPROMs) and parallel- and serial-interface electronically erasable programmable read-only memories (EEPROMs).

Results of Operations

Net Revenues

The Company experienced a 69.0 percent growth in net revenues from $634.2 million in 1995 to $1,070.3 million in 1996 due to increases in unit shipments of products sold to the telecommunication, computer peripheral and consumer markets and also the revenue contribution from it's subsidiary, Atmel ES2 B.V., a Netherlands holding company with its principal operations and assets in Rousset, France. Net revenues also increased as a result of sales of several new logic products, such as Flash microcontrollers, Flash PLDs, integrated analog devices and application-specific integrated circuits (ASICs). Net revenues increased $259.1 million in 1995 from 1994 as a result of greater volume shipments of new and continuing products.

The Company believes future sales growth will depend substantially on the success of new products. New products are generally incorporated into customers' products or systems at the design stage. However, design wins may precede volume sales generation by a year or more. No assurance can be given that any design win will result in future revenues, which depends in large part on the success of the customer's end product or system. The Company expects the average selling price of each product to decline as individual products mature and competitors enter the market. To offset average selling price decreases, typically experienced over the life of any particular product, the Company relies primarily on attaining cost reductions in the manufacturing of those products and on introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, the Company's operating results could be adversely affected.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, characterized by diminished product demand, production overcapacity and subsequent accelerated erosion of average selling prices. The semiconductor industry experienced a downturn in 1996 and continuation of these conditions could adversely affect the Company's operating results. The growth rates and results of operations achieved by the Company in 1995 and 1996 may not be indicative of 1997 growth rates and results of operations.

Cost of Sales and Gross Margin

The Company's cost of sales represents the costs of its wafer fabrication, assembly and test operations. Cost of sales as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields and the level of utilization of manufacturing capacity. Cost of sales as a percentage of net revenues in 1996 was 50.4 percent, compared with 51.0 percent in 1995. The improvement in cost of sales as a percentage of net revenues was primarily due to increased unit output from all of its fabrication facilities resulting in lower fixed costs attributed to each product. Cost of sales as a percentage of net revenues was 52.2 percent in 1994.

The Company plans to incur substantial capital expenditures during 1997 to increase its wafer fabrication capacity in its existing facilities and also for installation of equipment at its new facility in Rousset, France. As a result of the increase in fixed costs and operating expenses related to this planned expansion of capacity, the Company expects that its gross margin could deteriorate in the future.

Research and Development

Research and development expenses increased to $110.2 million in 1996 from $69.8 million in 1995 and $43.0 million in 1994. The increase was primarily due to the Company's continued investment in the shrinking of the die size from 0.65-micron to 0.5-micron line widths, enhancement of mature products, development of new products, advanced CMOS and BiCMOS process technology, manufacturing improvements and costs associated with expanding its fabrication facility in Rousset, France during 1996. The Company believes that continued investment in process technology and product development are essential for it to remain competitive in the markets it serves and is committed to high levels of expenditures for research and development.

Selling, General and Administrative

Selling, general and administrative expense increased 56.9 percent to $115.3 million in 1996 from $73.5 million in 1995, while declining as a percentage of net revenues to 10.8 percent in 1996 from

11.6 percent in 1995. This increase in expense is due to the addition of sales and administrative personnel and other expenses associated with the Company's higher sales volume. In 1994, the Company spent $48.3 million or 12.9 percent of net revenues.

Interest Income and Expense

Interest income increased to $16.5 million in 1996 from $13.1 million in 1995 and $5.1 million in 1994. The increase was primarily due to higher average cash and investment balances during 1996 compared to the previous years. Interest expense which includes the interest on capital lease financing was $12.9 million in 1996, $8.3 million in 1995 and $2.8 million in 1994.

Taxes on Income

The Company's effective tax rate was 34.8 percent in 1996 and 34.0 percent in 1995 and 1994.

Liquidity and Capital Resources

The Company has financed its operations and capital requirements through cash flow from operations, equipment lease financing arrangements and other borrowing arrangements.

During 1996, the Company generated net cash flow from operations of $300.3 million. Accounts receivable increased by $74.4 million due to increased sales activity and a higher proportion of the Company's revenues coming from exports to Asia and Europe where payment terms are generally slower than in the United States. Inventory balances increased by approximately $21.8 million from 1995 to 1996, reflecting the higher level of sales and increased manufacturing capacity. Trade accounts payable and other accrued liabilities increased by approximately $94.5 million from 1995 to 1996. This increase primarily reflects the acquisition of capital equipment and construction costs, the timing of payment of certain other trade payables, as well as the effects of the Company's higher sales volume.

The Company made substantial capital investments in 1996 totaling $511.0 million to increase manufacturing capacity at all its fabrication plants and to construct a new 8-inch plant in Rousset, France. To finance the capital expansion, the Company took on a number of debt obligation totaling $273.5 million from equipment lease lenders, banks in Europe and Japan and drew down its credit facility from a French bank.

At December 31, 1996 the Company had $157.3 million in cash and short-term investments, a decrease of $22.7 million from December 31, 1995, and $123.6 million in working capital, a decrease of $9.0 million from December 31, 1995. At December 31, 1996, the Company also had long-term investments of $104.6 million, an increase of $33.0 million from December 31, 1995. These consisted of state and municipal securities and United States government obligations.

The Company plans to make substantial additional capital expenditures during 1997 to increase its wafer fabrication capacity in its facility in Colorado Springs and also complete its new 8-inch, 0.35-micron facility in Rousset. In connection with such expansion, the Company intends to spend an aggregate of approximately $400.0 million during 1997. The Company believes that its existing sources of liquidity, together with cash flows from operations, lease financing on equipment and other short- or medium-term bank borrowing, will be sufficient to meet the Company's liquidity and capital requirements through 1997. The Company may, however, seek additional equity or debt financing to fund further expansion of its wafer fabrication capacity, or to fund other projects or acquisitions. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for the Company's products, product mix changes, semiconductor industry conditions and competitive factors.

Investors are cautioned that certain statements in this Annual Report are forward looking and involve risk and uncertainties. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the semiconductor industry and assumptions made by the management that reflect its best judgment based on factors currently known to management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward looking statements due to factors such as the effect of changing economic conditions, material changes in currency exchange rates, conditions in the overall semiconductor market (including the historic cyclicality of the industry), risk associated with dependencies on silicon wafer suppliers, product demand and market acceptance risks, the impact of competitive products and pricing, delays in new product development and technological risks and other risk factors identified in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K Report. The Company undertakes no obligation to update any forward looking statements in this Annual Report.

Shareholders' Information

Annual Meeting

The annual meeting of shareholders will be held at 2:00 p.m. on Wednesday, April 30, 1997, at the Company's facility located at 2325 Orchard Parkway, San Jose, California 95131.

Form 10-K

Annual Report

The Company's Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to: Investor Relations, Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131. Telephone: (408) 451-ATML.

Transfer Agent and Registrar

ChaseMellon Shareholder Services
50 California Street
Tenth Floor
San Francisco, California  94111

Independent Accountants

Coopers & Lybrand L.L.P.
Ten Almaden Boulevard
San Jose, California  95113

Common Stock Data

As of December 31, 1996, there were approximately 1,848 record holders of the Company's common stock. The last reported sales price on that date was $33.13.

The Company's common stock is traded on the Nasdaq National Market under the symbol ATML. No cash dividends have been paid on the common stock, and the Company currently has no plans to pay cash dividends in the future.