Form 10-K405, Exhibit 13
period 1997-12-31
ATMEL CORP
filed 1998-03-30
CIK 872448

                                                                    EXHIBIT 13.1


                                Atmel Corporation

                               FINANCIAL HIGHLIGHTS

                                                                Years Ended December 31,
(In thousands, except per-share data)            1997            1996            1995           1994             1993
---------------------------------------------------------------------------------------------------------------------
NET REVENUES                               $  958,282      $1,070,288      $  634,241      $  375,093      $  221,724
INCOME
    Before taxes                                6,001         309,153         172,262          90,076          44,789
    Net                                         1,801         201,722         113,693          59,450          30,017
    Basic net income per share                   0.02            2.06            1.20            0.69            0.39
    Diluted net income per share                 0.02            2.00            1.16            0.66            0.37
RETURN ON REVENUES
    Before taxes                                  0.6%           28.9%           27.2%           24.0%           20.2%
    Net                                           0.2%           18.8%           17.9%           15.8%           13.5%
RETURN ON AVERAGE SHAREHOLDERS' EQUITY            0.2%           29.3%           24.0%           20.6%           17.1%
REVENUES PER EMPLOYEE                             228             298             260             235             195
FIXED ASSETS, NET                             985,949         867,423         472,285         264,800          90,207
TOTAL ASSETS                                1,822,040       1,455,914         919,621         540,946         300,882
LONG-TERM DEBT, NET OF CURRENT PORTION        571,389         278,576          88,455          46,514          23,957
LONG-TERM DEBT AS A PERCENTAGE OF
    SHAREHOLDERS' EQUITY                         72.7%           35.3%           15.0%           13.0%           11.0%
SHAREHOLDERS' EQUITY                          786,434         789,751         588,768         358,088         218,202

                                Atmel Corporation

                         CONSOLIDATED STATEMENTS OF INCOME

                                                                       Years Ended December 31,
(In thousands, except per-share data)                           1997              1996            1995
----------------------------------------------------------------------------------------------------------
NET REVENUES                                                 $   958,282      $ 1,070,288      $   634,241
EXPENSES
Cost of sales                                                    602,239          539,215          323,530
Research and development                                         137,896          110,239           69,795
Selling, general and administrative                              150,098          115,362           73,474
Non-recurring charge                                              43,000             --               --
                                                             ---------------------------------------------
TOTAL EXPENSES                                                   933,233          764,816          466,799
                                                             ---------------------------------------------
OPERATING INCOME                                                  25,049          305,472          167,442
Interest and other income                                         12,107           16,532           13,100
Interest expense                                                 (31,155)         (12,851)          (8,280)
                                                             ---------------------------------------------
Income before taxes                                                6,001          309,153          172,262
Taxes on income                                                    4,200          107,431           58,569
                                                             ---------------------------------------------
NET INCOME                                                   $     1,801      $   201,722      $   113,693
                                                             =============================================
BASIC NET INCOME PER SHARE                                   $      0.02      $      2.06      $      1.20
                                                             ---------------------------------------------
DILUTED NET INCOME PER SHARE                                 $      0.02      $      2.00      $      1.16
                                                             ---------------------------------------------
SHARES USED IN BASIC NET INCOME PER-SHARE CALCULATIONS            99,438           98,070           94,819
                                                             ---------------------------------------------
SHARES USED IN DILUTED NET INCOME PER-SHARE CALCULATIONS         101,601          100,680           97,854
                                                             ---------------------------------------------


The accompanying notes are an integral part of these statements.

                                Atmel Corporation

                           CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
(In thousands)                                                              1997              1996
-----------------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $   174,310         $   104,113
Short-term investments                                                     63,222              53,165
Accounts receivable, net of allowance for doubtful accounts of
    $24,623 in 1997 and $28,273 in 1996                                   216,991             174,515
Inventories                                                               124,336              70,320
Other current assets                                                      119,358              57,910
                                                                      -------------------------------
    TOTAL CURRENT ASSETS                                                  698,217             460,023
Fixed assets, net                                                         985,949             867,423
Long-term investments                                                      95,536             104,619
Other assets                                                               42,338              23,849
                                                                      -------------------------------
    TOTAL ASSETS                                                      $ 1,822,040         $ 1,455,914
                                                                      ===============================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt                                     $    67,522         $    71,615
Trade accounts payable                                                    197,070             137,535
Accrued liabilities and other                                              93,820              99,317
Deferred income on shipments to distributors                               25,256              27,935
                                                                      -------------------------------
    TOTAL CURRENT LIABILITIES                                             383,668             336,402
Long-term debt                                                            571,389             278,576
Deferred income taxes                                                      34,499              22,935
                                                                      -------------------------------
    TOTAL LIABILITIES                                                     989,556             637,913
                                                                      -------------------------------
Put warrants                                                               46,050              28,250
                                                                      -------------------------------
Commitments and contingencies (Note 7)
Shareholders' equity
Preferred stock; Authorized: 5,000 shares;
    None issued and outstanding                                              --                  --
Common stock, no par value; Authorized: 240,000 shares;
    Shares issued: 99,723 at December 31, 1997, and
    98,752 at December 31, 1996                                           351,584             346,756
Unrealized loss on investments                                             (1,003)             (2,866)
Cumulative translation adjustment                                         (16,278)             (4,469)
Retained earnings                                                         452,131             450,330
                                                                      -------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                            786,434             789,751
                                                                      -------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 1,822,040         $ 1,455,914
                                                                      ===============================

The accompanying notes are an integral part of these statements.

                                Atmel Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years Ended December 31,
(In thousands)                                                       1997            1996             1995
-------------------------------------------------------------------------------------------------------------
CASH FROM OPERATING ACTIVITIES
Net income                                                      $   1,801         $ 201,722         $ 113,693
Items not requiring the use of cash
    Depreciation and amortization                                 158,382           110,988            58,918
    Other                                                          59,439            (1,600)          (15,441)
Changes in operating assets and liabilities
    Accounts receivable                                           (40,457)          (74,362)          (26,455)
    Inventories                                                   (54,079)          (21,779)           (9,773)
    Other assets                                                  (61,448)           (7,935)           (4,064)
    Trade accounts payable and other accrued liabilities           17,915            94,545            33,420
    Income taxes payable                                             --              (9,766)            9,406
    Deferred income on shipments to distributors                   (2,679)            5,987             9,633
                                                                ---------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                  78,874           297,800           169,337
                                                                ---------------------------------------------
CASH FROM INVESTING ACTIVITIES
Acquisition of fixed assets                                      (312,066)         (511,019)         (229,097)
Acquisition of other assets                                       (25,483)           (9,756)           (9,446)
Purchase of investments                                          (129,642)         (101,417)          (77,674)
Sale or maturity of investments                                   128,668            89,678            59,406
                                                                ---------------------------------------------
        NET CASH USED BY INVESTING ACTIVITIES                    (338,523)         (532,514)         (256,811)
                                                                ---------------------------------------------
CASH FROM FINANCING ACTIVITIES
Issuance of notes payable                                          56,815            39,241            16,198
Principal payments on notes                                       (10,853)           (2,152)           (1,580)
Proceeds from capital leases                                      190,705           234,239            69,843
Principal payments on capital leases                              (78,528)          (54,784)          (40,439)
Proceeds from issuance of convertible notes                       150,000              --                --
Tax benefit from exercise of options                                5,033             2,535             3,025
Proceeds from settlement of warrants                                4,425             8,133              --
Issuance of common stock                                           13,170            10,079           110,876
                                                                ---------------------------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                 330,767           237,291           157,923
                                                                ---------------------------------------------
EFFECT OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT                    (921)           (3,998)             (471)
                                                                ---------------------------------------------
NET INCREASE (DECREASE) IN CASH                                    70,197            (1,421)           69,978
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  104,113           105,534            35,556
                                                                ---------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $ 174,310         $ 104,113         $ 105,534
                                                                =============================================
INTEREST PAID                                                   $  29,039         $  12,015         $   8,009
INCOME TAXES PAID                                               $  42,507         $ 103,912         $  32,265
ISSUANCE OF STOCK FOR TECHNOLOGY AND ASSET ACQUISITIONS         $    --           $  12,625         $   3,083
OTHER NON-CASH ACQUISITIONS                                     $    --           $   2,320         $    --
FIXED ASSET PURCHASES IN ACCOUNTS PAYABLE                       $  54,326         $   5,706         $  15,413
PURCHASE OF CALL WARRANTS FROM PROCEEDS OF PUT WARRANTS         $   5,238         $   9,233         $    --



The accompanying notes are an integral part of these statements.

                                Atmel Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                  Unrealized     Cumulative
                                                 Common Stock       Retained    Gain (loss) on  Translation
 (In thousands)                               Shares       Amount    Earnings     Investments    Adjustments          Total
                                            ---------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1994                   90,762    $ 224,650     $ 134,915    $  (1,477)    $       0          $ 358,088
Sales of stock
    Secondary public offering                  4,600      104,278          --           --            --              104,278
    Exercise of options                        1,394        2,729          --           --            --                2,729
    Employee stock purchase plan                 314        3,869          --           --            --                3,869
    Issuance for asset acquisition               137        3,083          --           --            --                3,083
Unrealized gain on investments and
    other assets                                --           --            --            474          --                  474
Foreign currency translation adjustment         --           --            --           --            (471)              (471)
Tax benefit from exercise of options            --          3,025          --           --            --                3,025
Net income                                      --           --         113,693         --            --              113,693
                                            ---------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995                   97,207      341,634       248,608       (1,003)         (471)           588,768
Sales of stock
    Exercise of options                          874        4,606          --           --            --                4,606
    Employee stock purchase plan                 236        5,473          --           --            --                5,473
    Issuance for asset acquisition               435       12,625          --           --            --               12,625
Unrealized loss on investments and
    other assets                                --           --            --         (1,863)         --               (1,863)
Foreign currency translation adjustment         --           --            --           --          (3,998)            (3,998)
Tax benefit from exercise of options            --          2,535          --           --            --                2,535
Proceeds from settlement of warrants            --          8,133          --           --            --                8,133
Put warrants reclassification                   --        (28,250)         --           --            --              (28,250)
Net income                                      --           --         201,722         --            --              201,722
                                            ---------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996                   98,752      346,756       450,330       (2,866)       (4,469)           789,751
Sales of stock
    Exercise of options                          733        6,522          --           --            --                6,522
    Employee stock purchase plan                 238        6,648          --           --            --                6,648
Unrealized gain on investments and
    other assets                                --           --            --          1,863          --                1,863
Foreign currency translation adjustment         --           --            --           --         (11,809)           (11,809)
Tax benefit from exercise of options            --          5,033          --           --            --                5,033
Proceeds from settlement of warrants            --          4,425          --           --            --                4,425
Put warrants reclassification, net              --        (17,800)         --           --            --              (17,800)
Net income                                      --           --           1,801         --            --                1,801
                                            ---------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                   99,723    $ 351,584     $ 452,131    $  (1,003)    $ (16,278)         $ 786,434
                                            =================================================================================

                                Atmel Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (In thousands, except per-share data)

Note 1
--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
Atmel Corporation (the Company) designs, develops, manufactures and markets a broad range of high-performance non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor (CMOS) technologies. The Company's products are used in a range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. The Company's customers comprise a diverse group of domestic and foreign original equipment manufacturers (OEMs) and distributors.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. For purposes of presentation, the Company has indicated that its year ends on December 31, although the Company operates on a 52-week or 53-week year ending on the Monday closest to December 31. Fiscal 1997, 1996 and 1995 were 52-week years.

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

CASH AND INVESTMENTS
Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, which consist of highly liquid money market instruments. The carrying amount of these instruments approximates fair value.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out for materials and purchased parts and average cost for work in progress) or market and comprise the following:

December 31,                        1997     1996
-------------------------------------------------

Materials and purchased parts    $ 10,527  $11,123
Work in progress                  113,809   59,197
                                 -----------------
TOTAL                            $124,336  $70,320
                                 =================

FIXED ASSETS
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

--------------------------------------------------
Buildings and improvements          10 to 20 years
Machinery and equipment             2 to 5 years
Furniture and fixtures              5 years

DEFERRED INCOME ON SHIPMENTS TO DISTRIBUTORS
Sales to distributors are subject to price protection and right of return. Generally, distributors may return products every six months for up to a maximum of 5.0 percent of the net value of all products purchased by distributors during the immediately preceding six-month period. Accordingly, recognition of such sales is deferred until shipments are made by the distributors to their customers. Other sales, principally to OEMs, are recorded at the time products are shipped, net of allowances for estimated returns.

FOREIGN CURRENCY TRANSLATION
The functional currency of foreign subsidiaries is considered to be the United States dollar, except for Atmel ES2 whose functional currency is the French franc. Foreign translation gains and losses from remeasurement are included in the consolidated statements of income. The effect of the translation of the accounts of Atmel ES2 has been included in the shareholders' equity as a cumulative foreign currency translation adjustment. Foreign exchange gain (loss) included in interest and other income for the years ended December 31, 1997, 1996 and 1995 was $(2,438), $(2,444) and $3,642, respectively.

DERIVATIVES
The Company conducts business on a global basis in several major international currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into forward foreign exchange contracts to hedge certain of its foreign currency exposures. These financial instruments are designed to minimize exposure and reduce risk from foreign currency exchange rate fluctuations in the regular course of business. The Company does not enter into forward exchange contracts for trading purposes.

    Realized gains and losses on the contracts are included in other income and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. The foreign exchange contracts generally have maturities that do not exceed three months. Foreign exchange contracts outstanding, all of which were in Japanese currency, amounted to $9,478 and $5,407 at December 31, 1997, and 1996, respectively. At December 31, 1997, net unrealized gain from these contracts was $136.

    The Company's forward exchange contracts contain credit risk in that its counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counterparties to a limited number of major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. The Company does not expect any material losses as a result of default by the other parties.


CERTAIN RISKS AND CONCENTRATIONS
The Company sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations.

    The Company's products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing. Significant technological changes in the industry could affect operating results adversely. The Company's inventories include high-technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce recorded amounts to market values, such estimates could change in the future.

NET INCOME PER SHARE
The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128), effective with the year ended December 31, 1997. SFAS 128 requires the presentation of basic and diluted net income per share. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, warrants and convertible securities for all periods. All prior period net income per-share amounts have been restated to comply with SFAS 128 as well as the two-for-one stock splits paid on April 11, 1994, and August 8, 1995.

    In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

Years Ended December 31,                  1997       1996       1995
----------------------------------------------------------------------
Basic and diluted net income
   (numerator)                        $  1,801    $201,722    $113,693
                                      --------------------------------
Shares used in basic net income
   per-share calculations
   (denominator)
   Weighted average shares of
     common stock outstanding           99,438      98,070      94,819
                                      --------------------------------
Shares used in diluted net income
   per-share calculations
   (denominator)
   Weighted average shares of
     common stock outstanding           99,438      98,070      94,819
Dilutive effect of stock options         2,163       2,610       3,035
                                      --------------------------------
                                       101,601     100,680      97,854
                                      --------------------------------
Basic net income per share            $   0.02    $   2.06    $   1.20
                                      --------------------------------
Diluted net income per share          $   0.02    $   2.00    $   1.16
                                      --------------------------------

PUT WARRANTS
In connection with the Company's stock repurchase program, put warrants were sold to an independent third party during fiscal years 1997 and 1996. The put warrants entitle the holder to sell shares of the Company's common stock to the Company at specified prices. The Company received $5,238 and $9,223 from the sale of put warrants in 1997 and 1996, respectively. The outstanding warrants expire on May 1 and October 26, 1998, are exercisable at any time before maturity and may be settled in cash, at the Company's option. The maximum potential repurchase obligations of $46,050 and $28,250 have been reclassified from shareholders' equity to put warrants as of December 31, 1997, and 1996, respectively. There was no impact on basic and diluted net income per share in 1997 and 1996.

    Additionally, during the same period the Company used the proceeds from the sale of the put warrants to purchase call warrants. These warrants entitle the Company to buy from the same independent third party shares of the Company's common stock. The call warrants have similar expiry dates as the put warrants, are exercisable at any time before maturity and may be settled in cash, at the Company's option. During the years ended December 31, 1997, and 1996, the Company received $4,425 and $8,133, respectively, from settlement of warrants. There was no impact on basic and diluted net income per share in 1997 and 1996.

    At December 31, 1997, the Company had 2,000 shares of put warrants outstanding at the weighted average price of $23.03 per share and 1,000 shares of call warrants outstanding at the weighted average price of $26.07 per share. At December 31, 1996, the Company had 1,000 shares of put warrants outstanding at $28.25 per share and 500 shares of call warrants outstanding at $32.31 per share.

LONG-LIVED ASSETS
The Company periodically evaluates the recoverability of a long-lived asset based upon the estimated cash flows from the related asset.

ACCOUNTING FOR START-UP COSTS
Expenditures directly related to and incurred during the start-up phase of the Company's new manufacturing facilities are deferred and amortized over future periods. Upon conclusion of the start-up period, these costs are amortized on a straight-line basis over periods of no more than five years. Recoverability of these costs is assessed on an ongoing basis and write-downs to net realizable values are recorded as necessary. At December 31, 1997, and 1996, $18,473 and $4,630 were reported as other assets.

RECENT PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (net revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in its fiscal year 1998.

    In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report elected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenues. The Company has not yet evaluated the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 in its fiscal year 1998.

    The American Institute of Certified Public Accountants has proposed a Statement of Position (SOP), Reporting on the Costs of Start-Up Activities. This proposed SOP provides guidance on the financial reporting of start-up costs and requires costs of start-up activities to be expensed as incurred and any start-up costs capitalized prior to the effective date of the SOP to be reported in the income statement as a cumulative effect of a change in accounting principle. If this SOP is adopted as an accounting standard, it is expected that it will become effective with the Company's fiscal year 1999.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1995 and 1996 amounts to conform to the 1997 presentation. These reclassifications did not change the previously reported net income nor the total assets of the Company.

Note 2
--------------------------------------------------------------------------------
OTHER CURRENT ASSETS
Other current assets consist of the following:

December 31,                     1997         1996
--------------------------------------------------
Income tax receivable           $ 48,000   $   --
Deferred income taxes             53,051    38,859
Other                             18,307    19,051
                                ------------------
                                $119,358   $57,910
                                ==================

Note 3
--------------------------------------------------------------------------------
FIXED ASSETS

December 31,                           1997            1996
------------------------------------------------------------
Land                             $    14,591     $    14,591
Buildings and improvements           372,976         180,680
Machinery and equipment              918,315         806,187



Furniture and fixtures                 9,991           7,467
Construction in progress              24,688          72,103
                                 ---------------------------
                                   1,340,561       1,081,028
Less accumulated depreciation
   and amortization                 (354,612)       (213,605)
                                 ---------------------------
TOTAL                            $   985,949     $   867,423
                                 ===========================

    Fixed assets include machinery and equipment acquired under capital leases of $444,747 and $334,613 at December 31, 1997, and 1996; related accumulated amortization amounted to $160,732 and $81,684, respectively.

    Depreciation expense was $153,873, $102,752 and $56,417, in 1997, 1996 and
1995, respectively. At December 31, 1997, the Company also provided a reserve of $43,000 relating to the impairment of machinery and equipment as a result of consolidating its French manufacturing facilities. The expense was reported as a non-recurring charge in the income statement.

Note 4
--------------------------------------------------------------------------------
SHORT- AND LONG-TERM INVESTMENTS
All marketable securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within shareholders' equity. Realized gains and losses are recorded based on the specific identification method. For fiscal years 1997, 1996 and 1995, gross realized gains and losses were immaterial. The carrying amount of the Company's investments is shown in the table below:

                                                   1997                                  1996
                                                          Market                                Market
December 31,                                 Cost          Value                   Cost          Value
-------------------------------------------------------------------------------------------------------
Investments
   U.S. Government obligations           $ 123,516         $ 122,741        $  99,378         $  98,750
   State and municipal securities           30,962            30,768           55,669            55,317
   Other                                     5,283             5,249            5,603             3,717
                                         ---------------------------        ---------------------------
                                           159,761           158,758          160,650           157,784
Allowance for unrealized losses             (1,003)             --             (2,866)             --
                                         ---------------------------        ---------------------------
                                         $ 158,758         $ 158,758        $ 157,784         $ 157,784
                                         ===========================        ===========================

    At December 31, 1997, scheduled maturities of investments within one year were $63,222 and for one year to three years were $95,536. At December 31, 1996, scheduled maturities of investments within one year were $53,165 and for one year to five years were $104,619.

Note 5
--------------------------------------------------------------------------------
BORROWING ARRANGEMENTS
Information with respect to the Company's debt obligations is shown below:

December 31,                                   1997              1996
---------------------------------------------------------------------
Various non-interest-bearing notes        $   6,078         $   9,464
Various interest-bearing notes               89,398            46,703
Convertible notes                           150,000              --
Capital lease obligations                   393,435           294,024
                                          -==========================
                                            638,911           350,191
Less amount due within one year             (67,522)          (71,615)
                                          ---------------------------
Long-term debt due after one year         $ 571,389         $ 278,576
                                          ===========================

    The non-interest-bearing notes are due in varying amounts through the year 2015 and have been discounted between 7.0 percent and 8.0 percent. The interest-bearing notes bear interest at rates between 2.6 percent and 6.4 percent and include loans where interest rates are based on the London Inter-Bank Official Rate and the short-term French PIBOR. A loan, which is payable in Japanese currency, has been recorded net of foreign currency translation adjustment of $4,349 and $2,009 at December 31, 1997 and 1996, respectively. Another loan, which is payable in French currency, has been recorded net of foreign currency translation adjustment of $2,117 at December 31, 1997.

    The $150,000 convertible notes bear interest at the rate of 3.25 percent per annum to June 1, 2000, and thereafter, at the rate of 8.25 percent per annum. Interest on the notes is payable on June 1 and December 1 of each year, commencing December 1, 1997. The notes will mature on June 1, 2002.

The notes are convertible into common stock of the Company at the conversion price of $35.50 per share. The Company accrues interest based on the effective rate of 5.75 percent.

    The Company leases certain manufacturing equipment under capital leases with an average annual interest rate of 6.0 percent and 6.7 percent for 1997 and 1996, respectively. The obligations are recorded net of $107,120, which represents future interest at December 31, 1997.

    Payments required for long-term debt and capital leases are as follows:

                         1998        1999         2000         2001        2002      Thereafter
-----------------------------------------------------------------------------------------------
Notes payable
  and con-
  vertible notes     $ 17,387     $ 38,910     $ 28,966     $ 11,915     $156,432     $  8,466
Capital leases         71,024       61,852       55,971       46,727       43,492      114,369

The carrying amount of the Company's long-term debt instruments (excluding capital leases) approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at December 31, 1997.

Note 6
--------------------------------------------------------------------------------
ACCRUED LIABILITIES AND OTHER
Accrued liabilities and other comprise the following:

December 31,                                 1997          1996
----------------------------------------------------------------
Accrued returns, royalties and licenses$   35,707       $ 49,170
Accrued salaries, benefits and other       21,549         23,499
Federal, state, local and foreign taxes    36,564         26,648
                                        ------------------------
TOTAL                                     $93,820       $ 99,317
                                        ========================

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, the Company may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in the same period in which the revenues incorporating the technology are recognized.

Note 7
--------------------------------------------------------------------------------
COMMITMENTS ANDCONTINGENCIES
The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options of two to four years. The Company also leases certain manufacturing equipment under operating leases expiring at various dates through 2002. Rental expense for 1997, 1996 and 1995 was $7,586, $7,402 and $2,896, respectively.
Rental payments over the term of these leases are as follows:

       1998     1999      2000     2001      2002
-------------------------------------------------
     $6,728   $6,697   $10,632   $1,433      $510

The Company is involved in certain patent related legal matters, in the ordinary course of business. No provision for any liability that may result upon the resolution of these matters has been made in the accompanying financial statements nor is the amount or range of possible loss, if any, reasonably estimable.

Note 8
--------------------------------------------------------------------------------
TAXES ON INCOME
The provision (benefit) for income taxes consists of the following:

Years Ended December 31,       1997              1996            1995
----------------------------------------------------------------------
Federal   Current         $   2,196         $  92,632        $   45,886
          Deferred            6,900            (6,618)            2,529
State     Current               628            10,458             7,619
          Deferred           (7,524)             (161)              417
Foreign   Current             2,000             2,209               883
          Deferred             --               8,911             1,235
                          ---------------------------------------------
TOTAL INCOME TAXES        $   4,200         $ 107,431         $  58,569
                          =============================================

The components of the net deferred income tax assets are set forth below:

December 31,                                          1997          1996
-------------------------------------------------------------------------
DEFERRED INCOME TAX ASSETS
Allowance for doubtful accounts                    $  6,633      $ 10,048
Allowance for sales returns                           1,490         3,917
Capital loss carryforward                             1,733          --
Deferred income on shipments to distributors          5,474         6,717
Inventory valuation                                   2,999         1,273
Net operating losses                                 15,410          --
Research and development and other tax credits        4,237          --
Reserve for employee benefits                         1,517         1,354
Reserve for non-recurring charges                    18,877          --
Reserve for recurring charges                         3,831         3,811
Reserve for royalty                                   6,240         8,164
State income tax                                       --           3,450
Other                                                   150           125
                                                   ----------------------
Total deferred income tax assets                     68,591        38,859
Less valuation allowance                            (15,540)         --
                                                   ----------------------
Net deferred income tax assets                       53,051        38,859
                                                   ----------------------
DEFERRED INCOME TAX LIABILITIES
Depreciation                                        (31,065)      (22,935)
State income tax                                     (1,819)         --
Deferred income                                      (1,615)         --
                                                   ----------------------
Total deferred income tax liabilities               (34,499)      (22,935)
                                                   ----------------------
TOTAL NET DEFERRED INCOME TAX ASSETS               $ 18,552      $ 15,924
                                                   ======================

    For the year ended December 31, 1997, the Company provided a valuation allowance of $15,540 on its deferred income tax assets. The valuation allowance was provided for deferred income tax assets from the French operations, the realization of which is uncertain.
    The Company's effective tax rate differs from the United States federal statutory income tax rate as follows:

Years Ended December 31,              1997       1996      1995
----------------------------------------------------------------
U.S. federal statutory
   income tax rate                   35.0%      35.0%      35.0%
Foreign operations                  (85.1)       0.2        0.1
State taxes, net of federal
   income tax benefit               (35.2)       2.2        2.8
Research and development
   tax credits                      (61.8)      (0.5)      (0.3)
Benefit of foreign sales
   corporation                        --        (2.9)      (2.2)
Change in valuation allowance       240.0        --         --
Tax exempt income                   (24.5)      (0.7)      (1.2)
Other, net                            1.6        1.5       (0.2)
                                    ---------------------------
                                     70.0%      34.8%      34.0%
                                    ===========================


    At December 31, 1997, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $28,000 and $15,000, respectively. The federal net operating loss expires in year 2012 and the state net operating losses expire in different years between years 2002 and 2012.

    Income before income taxes included income (loss) from foreign subsidiaries of $(13,899), $22,724 and $12,465 in 1997, 1996 and 1995, respectively.

    The Company's U.S. income tax returns for the years 1993 through 1995 are presently under examination by the Internal Revenue Service. Final proposed adjustments have not yet been received for these years. The Company believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for the years under examination.

Note 9
--------------------------------------------------------------------------------
EMPLOYEE OPTION AND STOCK PURCHASE PLANS
The Company has two stock option plans--the 1986 Incentive Stock Option Plan (1986 Plan) and the 1996 Stock Plan (1996 Plan). The 1986 Plan expired in April 1996. The 1996 Plan, which has reserved 4,000 shares of Common Stock for issuance thereunder, was approved by the shareholders on April 26, 1996. Under the Company's 1996 Plan, the Company may issue common stock directly or grant options to purchase common stock to employees, consultants and directors of the Company. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.
    Under the 1991 Employee Stock Purchase Plan, qualified employees are entitled to purchase shares of the Company's common stock at 85.0 percent of the fair market value at certain specified dates. Of the 3,000 shares authorized to be issued under this plan, 699 shares were available for issuance at December 31, 1997.

Activity under the Company's 1986 Plan and 1996 Plan is set forth below:

                                                         Outstanding Options
                              -----------------------------------------------------------------------
                                                                                              Weighted
                                                                                              Average
                                                                              Aggregate       Exercise
                              Available        Number     Exercise Price       Exercise         Price
                              For Grant    of Options          Per Share        Price        Per Share
-----------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1994        1,994         4,711      0.75 - 17.31      $ 22,055      $    4.68
Options granted                   (1,896)        1,896     15.41 - 33.63        37,474          19.76
Options canceled                     101          (101)     1.75 - 33.31        (1,075)         10.64
Options exercised                   --          (1,394)     0.75 - 21.38        (2,729)          1.95
                              -----------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995          199         5,112      0.75 - 33.63        55,725          10.90
Options authorized                 4,000          --                 --           --          --
Options granted                     (576)          576     20.15 - 36.88        14,555          25.27
Options canceled                     122          (122)     2.16 - 36.88        (2,134)         17.49
Options expired                     (142)         --                 --           --          --
Options exercised                   --            (874)     0.75 - 33.63        (4,606)          5.27
                              -----------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996        3,603         4,692      0.75 - 36.88        63,540          13.54
Options granted                   (1,385)        1,385     20.19 - 42.75        36,204          26.14
Options canceled                     184          (184)     0.75 - 33.63        (4,790)         26.03
Options exercised                   --            (733)     4.25 - 42.75        (6,522)          8.90
                              -----------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997        2,402         5,160    $  0.75 - 42.75     $ 88,432      $   17.14
                              =======================================================================

    The weighted average fair value of options granted during 1997, 1996 and 1995 was $26.14, $25.27 and $19.76 per share, respectively. The number of shares exercisable under the Company's stock option plans at December 31, 1997, 1996 and 1995 were 2,734, 2,463 and 2,045, respectively.

    The Company's Board of Directors approved an option repricing program effective January 14, 1998. Under the repricing program, current employees (other than officers and other designated members of senior management) holding outstanding options with exercise prices above $17.00 per share could elect to amend such options to change the exercise price to $17.00 per share, the fair market value on the effective date. Accordingly, outstanding options held by employees electing to participate in the program were amended to change the exercise price to $17.00 per share. All other terms of such options remained unchanged, except that the repriced options are not exercisable for a period of one year after the effective date of the repricing. If an employee voluntarily terminates his or her employment prior to the end of the one-year non-exercise period, the amended options will be forfeited and the unexercised shares returned to the 1996 Plan.

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. Accordingly, no compensation cost has been recognized for the 1986 Plan and 1996 Plan. Had compensation cost for the 1986 Plan and 1996 Plan been determined based on the fair value at the grant date for options granted in 1997, 1996 and 1995 consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share for 1997, 1996 and 1995 would have been reduced to the pro forma amounts indicated below:

                                             1997             1996          1995
------------------------------------------------------------------------------------
Net income--as reported                   $   1,801      $   201,722     $   113,693
                                          ------------------------------------------
Net income (loss)--pro forma              $  (1,197)     $   196,641     $   110,058
                                          ------------------------------------------


Basic net income per share--
   as reported                            $    0.02      $      2.06     $      1.20
                                          ------------------------------------------
Basic net income (loss) per share--
   pro forma                              $   (0.01)     $      2.01     $      1.16
                                          ------------------------------------------
Diluted net income per share--
   as reported                            $    0.02      $      2.00     $      1.16
                                          ------------------------------------------
Diluted net income (loss) per share--
   pro forma                              $   (0.01)     $      1.95     $      1.12
                                          ------------------------------------------

    The fair value of each option grant for both 1986 Plan and 1996 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                             1997            1996            1995
---------------------------------------------------------------------
Risk-free interest        5.7%-6.9%        5.1%-6.8%        5.5%-7.6%
Expected life (years)     0.38-1.12        0.95-1.56        0.95-1.56
Expected volatility     51.0%-55.0%      38.0%-40.0%      38.0%-40.0%
Expected dividend                $0               $0               $0

    The weighted average expected life was calculated based on the period from the vesting date to the exercise date and the exercise behavior of the employees.

The following table summarizes the stock options outstanding at December 31, 1997:

                                        Options Outstanding                   Options Exercisable
                    ---------------------------------------------          -------------------------
                               Weighted Average          Weighted                           Weighted
 Range of              Number         Remaining           Average             Number         Average
Exercise Prices   Outstanding  Contractual Life    Exercise Price        Exercisable  Exercise Price
----------------------------------------------------------------------------------------------------
$ 0.75- 9.16           1,480           5.2 years       $ 4.81              1,433        $ 4.67
9.22-20.19             1,337           7.3              15.81                684         15.21
20.34-25.25            1,392           8.4              23.18                411         21.98
25.75-37.81              951           9.0              29.35                206         30.25
                       -----                                                ----
0.75-37.81             5,160           7.3              17.14               2,734        11.83
                       =====                                                =====

Note 10
--------------------------------------------------------------------------------
RETIREMENT PLAN
The Company has a 401(k) Tax Deferred Savings Plan (Plan) for the benefit of qualified employees. In fiscal year 1996, the Company began matching each eligible employee's contribution with up to a maximum of five hundred dollars. The matching contribution made by the Company was $713 and $581 for 1997 and 1996, respectively. The Company did not make any contribution to the Plan in 1995.

Note 11
--------------------------------------------------------------------------------
GEOGRAPHIC INFORMATION,
EXPORT SALES AND MAJOR CUSTOMERS
The Company's foreign operations include both manufacturing and sales. The manufacturing subsidiary is located in France and the sales subsidiaries are located in Europe and Asia. All of their sales are made to unaffiliated customers. The following is a summary of operations by entities within geographic areas:


Years Ended December 31,           1997            1996             1995
--------------------------------------------------------------------------
NET REVENUES
North America                $   876,610      $   979,809      $   580,758
Europe                           166,555          171,829          116,949
Asia                              53,847            3,506                0

Eliminations                    (138,730)         (84,856)         (63,466)
                             ---------------------------------------------
                             $   958,282      $ 1,070,288      $   634,241
                             =============================================

OPERATING INCOME (LOSS)
North America                $    27,606      $   285,070      $   154,381
Europe                           (10,263)          19,481           12,849



Asia                               7,706              921              212
                             ---------------------------------------------
                             $    25,049      $   305,472      $   167,442
                             =============================================


Years Ended December 31,            1997             1996             1995

TOTAL ASSETS
North America                $ 1,418,284      $ 1,228,560      $   850,804
Europe                           413,092          237,306           74,624
Asia                               9,706            2,227            1,064

Eliminations                     (19,042)         (12,179)          (6,871)
                             ---------------------------------------------
                             $ 1,822,040      $ 1,455,914      $   919,621
                             =============================================

EXPORT REVENUES
Europe                       $   140,959      $   175,582      $   120,565
Asia                             364,407          419,848          207,795
                             ---------------------------------------------
                             $   505,366      $   595,430      $   328,360
                             =============================================

    One customer accounted for 12.6 percent, 12.0 percent and 16.9 percent of net revenues in 1997, 1996 and 1995, respectively.

Note 12
--------------------------------------------------------------------------------
SUBSEQUENT EVENTS (UNAUDITED)
In January 1998, the Board of Directors of the Company approved a stock repurchase program that allows the Company to purchase up to 5,000 shares of its common stock. In connection with this program, the Company purchased 1,000 shares of its common stock in January 1998. The average purchase price of the shares repurchased was $16.62 per share.

    The Company has been named as a defendant in a patent infringement suit that was filed on January 21, 1998. The plaintiff contends that certain of the Company's devices infringe seven patents it allegedly owns and is seeking a judgment of infringement for each of these asserted patents and other costs. The Company is reviewing the suit and believes that the complaints are without merit. No assurance can be given, however, that this matter will be resolved in the Company's favor.

    On March 2, 1998, the Company acquired from Vishay Intertechnology, Inc. the integrated circuit (IC) business of Temic Telefunken Microelectronic GmbH (Temic), a wholly owned subsidiary of Daimler-Benz A. G. Temic's IC business had revenues of approximately $260,000 in 1997 from sales of application- specific integrated circuits for the automotive, communications and consumer industries. The purchase price for the IC business was approximately $108,000.

                                Atmel Corporation
                      REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND SHAREHOLDERS
ATMEL CORPORATION

    We have audited the accompanying consolidated balance sheets of Atmel Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atmel Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand L.L.P.

San Jose, California
January 15, 1998


                        SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands,
except per-share data)                   First Quarter   Second Quarter   Third Quarter    Fourth Quarter
----------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
Net revenues                              $   252,946     $   224,936     $   240,050     $   240,350
Gross margin                                  116,569          99,036         104,478          35,960
Net income (loss)                              38,738          27,408          30,349         (94,694)
Basic net income (loss) per share                0.39            0.28            0.30           (0.95)
Diluted net income (loss) per share              0.38            0.27            0.29           (0.95)
Price range of common stock per share
    High                                        46.88           29.63           39.06           37.50
    Low                                         23.75           22.50           26.50           18.06


YEAR ENDED DECEMBER 31, 1996
Net revenues                              $   240,096     $   268,748     $   280,332     $   281,112
Gross margin                                  119,453         133,789         138,821         139,010
Net income                                     44,909          50,291          52,878          53,644
Basic net income per share                       0.46            0.51            0.54            0.54
Diluted net income per share                     0.45            0.50            0.53            0.53
Price range of common stock per share
    High                                        33.50           42.38           33.75           38.00
    Low                                         18.13           23.88           21.88           25.13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

OVERVIEW
The Company's operating results in 1997 declined significantly compared to 1996. The decrease was primarily due to a $112.0 million decrease in net revenues and pre-tax charges in the fourth quarter of approximately $160.0 million relating to write-downs of accounts receivable and inventories of approximately $90.0 million, and $58.0 million in connection with consolidation of the Company's manufacturing operations in France.

NET REVENUES
Net revenues decreased 10.5 percent to $958.3 million in 1997 from $1,070.3 million in 1996. The decrease was primarily due to abnormal price erosion in the Company's non-volatile memory businesses, weaker business conditions in Europe and Japan and the strengthening of the United States dollar. Foreign sales accounted for 61.3 percent of revenues in 1997 compared to 64.1 percent in 1996 and 60.2 percent in 1995. A portion of the Company's revenues in Japan and Europe were generated in local currency. Since the Company also has European assets and operations in local currency, no hedging program exists for the European sales. However, for Japanese sales, the Company used forward contracts to hedge its currency risk relating to accounts receivable that are denominated in Japanese yen. The Company experienced a 69.0 percent growth in net revenues from $634.2 million in 1995 to $1,070.3 million in 1996 due to increases in unit shipments of products sold to the telecommunications, computer peripheral and consumer markets, and also the revenue contribution from its subsidiary, Atmel ES2 B.V., a Netherlands holding company with its principal operations and assets in Rousset, France. Net revenues also increased as a result of sales of several new logic products, such as Flash microcontrollers, Flash PLDs, integrated analog devices and application-specific integrated circuits (ASICs).

    The Company believes future sales growth will depend substantially on the success of new products. New products are generally incorporated into customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. No assurance can be given that any design win will result in future revenues, which depend in large part on the success of the customer's end product or system. The Company expects the average selling price of each product to decline as individual products mature, typically within two years, and competitors enter the market. To offset average selling price decreases, typically experienced over the life of any particular product, the Company relies primarily on attaining cost reductions in the manufacturing of those products and on introducing new, higher priced products, which incorporate advanced features or integrated technologies to address new or emerging markets. Manufacturing cost reductions may be achieved through using advanced process technologies to reduce the line widths in circuit designs which would enable more dice to be etched onto a silicon wafer, increasing unit production volume to lower the fixed costs allocated to each die and negotiating volume discounts on assembly and packaging costs. To the extent that such cost reductions and new product introductions do not occur in a timely manner, the Company's operating results could be adversely affected. In addition, due in part to overcapacity in the semiconductor industry, the Company's quarterly revenues and operating results have become increasingly dependent upon orders booked and shipped within a given quarter. To the extent this trend continues, the Company's quarterly results will be less predictable and subject to greater variability.

    The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, characterized by diminished product demand, production overcapacity and subsequent accelerated erosion of average selling prices. The commodity memory portion of the semiconductor industry, from which the Company derives more than half of its revenues, continued to suffer from excess capacity during 1997, which led to abnormal price erosion during the year. If these conditions extend through 1998, the Company's growth and results of operations would be adversely affected.

    The Company's continued success will depend in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics equipment, military equipment and a better supply and demand balance within the industry. While the Company experienced rapid revenues and net income growth from 1994 through 1996, there can be no assurance this growth will resume in the future periods, as was evidenced in 1997.

COST OF SALES AND GROSS MARGIN
    The Company's cost of sales represents the costs of its wafer fabrication, assembly and test operations. Cost of sales as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields and the level of utilization of manufacturing capacity. Cost of sales as a percentage of net revenues in 1997 was 62.8 percent, compared with 50.4 percent in 1996 and 51.0 percent in 1995. The increase in cost of sales as a percentage of net revenues was primarily due to the write-down of inventories in the fourth quarter, manufacturing overcapacity resulting from increases in fixed costs associated with the expansion of wafer fabrication facilities and lower product margins in many of the Company's memory products. The lower product margins were attributable to the rapid erosion of average selling prices that were not matched with a corresponding decrease in manufacturing cost.

    The Company has lowered its capital expenditure plan to $200 million in 1998 and will focus on implementing chemical, mechanical planarization (CMP), 0.35-micron and 0.25-micron technologies in its wafer manufacturing facilities. Implementation of these technologies will enable the Company to achieve cost reductions through die shrinks. However, production delays, difficulties in achieving acceptable yield at its Colorado Springs or its Rousset facility or overcapacity could materially and adversely affect the Company's gross margin and future operating results from equipment lease lenders, banks in Europe and the issuance of the $150 million convertible notes.

RESEARCH AND DEVELOPMENT
Research and development expenses increased to $137.9 million in 1997 from $110.2 million in 1996 and $69.8 million in 1995. The increase in 1997 was primarily due to the one-time charge of $15.0 million to research and development expense in connection with the qualification of the Company's new manufacturing facility in France, the Company's continued investment in the shrinking of the die size from 0.65-micron to 0.5-micron line widths, development of 0.35-micron process technology, enhancement of mature products, development of new products, advanced CMOS process technology, manufacturing improvements and costs associated with increasing production capacity in Colorado Springs and Rousset. The Company believes that continued investment in process technology and product development are essential to remain competitive in the markets it serves and is committed to high levels of expenditures for research and development.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expense increased 30.1 percent to $150.1 million in 1997 from $115.4 million in 1996. The majority of the increase in 1997 was attributable to the $43.1 million write-down of accounts receivable. In 1995, the Company spent $73.5 million or 11.6 percent of net revenues.

NON-RECURRING CHARGE
In an effort to improve the productivity and efficiency of the Company's French manufacturing operations, the Company provided a reserve of $43.0 million reflecting the impairment of machinery and equipment as a result of its decision to consolidate its two manufacturing facilities (Fab 6 and Fab 7) located in Rousset. The Company plans to concentrate its wafer manufacturing in Fab 7, an eight-inch, 0.35-micron facility and to convert Fab 6 to a test facility.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE
Interest and other income decreased to $12.1 million in 1997 from $16.5 million in 1996 and $13.1 million in 1995. Other income consists of investment gains and losses and realized and unrealized foreign currency exchange gains and losses. The decline was primarily due to the combination of the losses sustained on sale of stock investments in 1997 and the gains realized from sale of stock investments and a parcel of land in 1996.

    Interest expense, which includes the interest on capital lease financing, increased to $31.2 million in 1997 from $12.9 million in 1996 and $8.3 million in 1995. The increase in both years was primarily due to the increase in borrowings used to finance the expansion and construction of the Company's manufacturing facilities located in Colorado Springs and Rousset, respectively.

TAXES ON INCOME
The Company's effective tax rate was 70.0 percent in 1997, 34.8 percent in 1996 and 34.0 percent in 1995. The increase was primarily due to the valuation allowance provided for the net operating loss incurred by Atmel ES2, our French subsidiary and the loss of foreign sales corporation benefit. The effect was magnified by the lower level of income before taxes from the United States jurisdiction.

YEAR 2000 RISKS
Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years computer systems and/or software used by the Company will need to be upgraded to comply with such Year 2000 requirements. The Company has initiated a program to review its computer hardware and software systems to determine the impact of and to provide solutions for Year 2000 requirements. However, it is unable, at this time, to determine the financial impact of this program. If the Company were unable to successfully upgrade its computer information systems to be Year 2000 compliant, it could materially and adversely affect its wafer production system and business and financial information systems, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES
The Company has financed its operations and capital requirements through cash flow from operations, equipment lease financing arrangements and other borrowing arrangements.

    During 1997, the Company generated net cash flow from operations of $78.9 million. Accounts receivable increased by $40.5 million due to the Company extending longer payment terms to its customers and a more difficult collection environment because of the financial turmoil in Asia where more than 40.0 percent of the Company's revenues are generated. Inventory balances increased by approximately $54.1 million from 1996 to 1997, reflecting the increased manufacturing output and inventory reduction programs by our OEM customers. During periods of excess manufacturing capacity in the industry and rapidly eroding prices, OEM customers reduce inventory levels and rely on manufacturers to carry more inventory to meet just-in-time deliveries. Trade accounts payable and other accrued liabilities increased by approximately $17.9 million from 1996 to 1997. This increase primarily reflects the acquisition of capital equipment, construction costs and the timing of payment of certain other trade payables. The Company made substantial capital investments in 1997 totaling $312.1 million to increase manufacturing capacity at all its fabrication plants and to complete construction of its 8-inch plant in Rousset. To finance this expansion, the Company incurred a number of debt obligations totaling $397.5 million. At December 31, 1997, the Company had $237.5 million in cash and short-term investments, an increase of $80.3 million from December 31, 1996, and $314.5 million in working capital, an increase of $190.9 million from December 31, 1996. At December 31, 1997, the Company also had long-term investments of $95.5 million, a decrease of $9.1 million from December 31, 1996. These investments consisted primarily of state and municipal securities and United States government obligations.

    The Company believes that its existing sources of liquidity, together with cash flows from operations, lease financing on equipment and other short- or medium-term bank borrowing, will be sufficient to meet the Company's liquidity and capital requirements through 1998. The Company may, however, seek additional equity or debt financing to fund further expansion of its wafer fabrication capacity, or to fund other projects or acquisitions. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for the Company's products, product mix changes, semiconductor industry conditions and competitive factors.

FINANCIAL RISK MANAGEMENT
The Company faces exposure to adverse movements in foreign currency exchange rates. These exposures change over time and could have a material adverse impact on the Company's financial results. Historically, the Company's primary exposures related to nondollar denominated sales in Japan and Europe. At the present time, the Company hedges only currency exposures associated with Japan. The hedging activity undertaken by the Company is intended to offset the impact of currency fluctuations on accounts receivable that are denominated in Japanese yen. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated currency gains and losses.

    The Company's foreign exchange contracts generally have maturities that do not exceed three months. Foreign exchange contracts outstanding, all of which were in Japanese currency, amounted to $9.5 million and $5.4 million at December 31, 1997, and 1996, respectively.

    The Company maintains investment portfolio holding of various issuers, types and maturities whose value is dependent upon short-term interest rates. These securities are generally classified as available for sales, and consequently are recorded on the balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. The Company does not currently hedge these interest rate exposures.

    Given the Company's current profile of interest rate exposures and the maturities of its investment holdings, the Company believes that a change in interest rates would not have a material adverse impact on the Company's investment portfolio or statement of operations through December 31, 1998.


--------------------------------------------------------------------------------
FORWARD LOOKING STATEMENTS
Investors are cautioned that certain statements in this Annual Report are forward looking statements that involve risks and uncertainties. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the semiconductor industry and assumptions made by the management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward looking statements due to factors such as the effect of changing economic conditions, material changes in currency exchange rates, conditions in the overall semiconductor market (including the historic cyclicality of the industry), continued financial turmoil in the Asian markets, risks associated with product demand and market acceptance risks, the impact of competitive products and pricing, delays in new product development, fab capactity utilization, product mix and technological risks and other risk factors identified in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K Report. The Company undertakes no obligation to update any forward looking statements in this Annual Report.