Form 10-K405/A, Exhibit 13
period 1997-12-31
ATMEL CORP
filed 1998-11-09
CIK 872448

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

                                Atmel Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years Ended December 31,
(In thousands)                                                       1997            1996             1995
-------------------------------------------------------------------------------------------------------------
CASH FROM OPERATING ACTIVITIES
Net income                                                      $   1,801         $ 201,722         $ 113,693
Items not requiring the use of cash
    Depreciation and amortization                                 158,382           110,988            58,918
    Other                                                          16,439            (1,600)          (15,441)
    Non-recurring charge                                           43,000                --                --
    Account receivable write-off                                   41,300                --                --
    Inventories write-down                                         53,100                --                --
    Provision for doubtful accounts receivable                     11,105            19,425             8,267
    Provision for excess and obsolete inventory                     1,452             1,117               908

Changes in operating assets and liabilities
    Accounts receivable                                           (92,862)          (93,787)          (34,722)
    Inventories                                                  (108,631)          (22,896)          (10,681)
    Other assets                                                  (61,448)           (7,935)           (4,064)
    Trade accounts payable and other accrued liabilities           17,915            94,545            33,420
    Income taxes payable                                             --              (9,766)            9,406
    Deferred income on shipments to distributors                   (2,679)            5,987             9,633
                                                                ---------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                  78,874           297,800           169,337
                                                                ---------------------------------------------
CASH FROM INVESTING ACTIVITIES
Acquisition of fixed assets                                      (312,066)         (511,019)         (229,097)
Acquisition of other assets                                       (25,483)           (9,756)           (9,446)
Purchase of investments                                          (129,642)         (101,417)          (77,674)
Sale or maturity of investments                                   128,668            89,678            59,406
                                                                ---------------------------------------------
        NET CASH USED BY INVESTING ACTIVITIES                    (338,523)         (532,514)         (256,811)
                                                                ---------------------------------------------
CASH FROM FINANCING ACTIVITIES
Issuance of notes payable                                          56,815            39,241            16,198
Principal payments on notes                                       (10,853)           (2,152)           (1,580)
Proceeds from capital leases                                      190,705           234,239            69,843
Principal payments on capital leases                              (78,528)          (54,784)          (40,439)
Proceeds from issuance of convertible notes                       150,000              --                --
Tax benefit from exercise of options                                5,033             2,535             3,025
Proceeds from settlement of warrants                                4,425             8,133              --
Issuance of common stock                                           13,170            10,079           110,876
                                                                ---------------------------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                 330,767           237,291           157,923
                                                                ---------------------------------------------
EFFECT OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT                    (921)           (3,998)             (471)
                                                                ---------------------------------------------
NET INCREASE (DECREASE) IN CASH                                    70,197            (1,421)           69,978
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  104,113           105,534            35,556
                                                                ---------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $ 174,310         $ 104,113         $ 105,534
                                                                =============================================
INTEREST PAID                                                   $  29,039         $  12,015         $   8,009
INCOME TAXES PAID                                               $  42,507         $ 103,912         $  32,265
ISSUANCE OF STOCK FOR TECHNOLOGY AND ASSET ACQUISITIONS         $    --           $  12,625         $   3,083
OTHER NON-CASH ACQUISITIONS                                     $    --           $   2,320         $    --
FIXED ASSET PURCHASES IN ACCOUNTS PAYABLE                       $  54,326         $   5,706         $  15,413
PURCHASE OF CALL WARRANTS FROM PROCEEDS OF PUT WARRANTS         $   5,238         $   9,233         $    --



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

ACCOUNTS RECEIVABLE
Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The Company writes off a receivable against the allowance when the Company determines it is uncollectible and no longer actively pursues collection of the receivable.

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
                                      --------------------------------

PUT WARRANTS
In January 1996, the Board of Directors of the Company approved a stock repurchase program that allows the Company to repurchase up to 5,000 shares of its common stock. The Board of Directors approved the repurchase of an additional 5,000 shares in January 1998. The primary purpose of this stock repurchase program is to increase shareholder value. In connection with this program, the Company has entered into certain cash-less warrant transactions which provide the Company with the flexibility to implement its repurchase plan, under which the Company could repurchase its stock when favorable market conditions existed and without immediately impacting the Company's cash resources. In connection with the Company's stock repurchase program, put warrants were sold to an independent third party during fiscal years 1997 and 1996. The put warrants entitle the holder to sell shares of the Company's common stock to the Company at specified prices. The outstanding warrants expire on May 1 and October 26, 1998, are exercisable at any time before maturity and may be settled in cash, at the Company's option. The maximum potential repurchase obligations of $46,050 and $28,250 have been reclassified from shareholders' equity to put warrants as of December 31, 1997, and 1996, respectively. There was no impact on basic and diluted net income per share in 1997 and 1996.

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

     Depreciation expense was $153,873, $102,752 and $56,417, in 1997, 1996 and
1995, respectively. At December 31, 1997, the Company provided a reserve of $43,000 relating to the impairment of machinery and equipment from its old manufacturing facility (Fab 6) located in Rousset, France. The impairment reserve was necessary due to the inability of this old fabrication plant to produce product at costs acceptable in today's market and the need to consolidate manufacturing in one location in France to take advantage of new technologies in its new manufacturing facility (Fab 7). The Company recognized the impairment charge when the future undiscounted cash flows of each asset were estimated to be insufficient to recover its related carrying value. As such time, the carrying values of these assets were written down to the Company's estimates of fair value. Fair value was based on sales of similar assets or other estimates of fair value, such as estimated future cash flows. The Company does not anticipate significant proceeds from disposal. None of the assets affected by this action are currently held for sale. The expense was reported as a non-recurring charge in the income statement.

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

Note 7
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options of two to four years. The Company also leases certain manufacturing equipment under operating leases expiring at various dates through 2002. Rental expense for 1997, 1996 and 1995 was $7,586, $7,402 and $2,896, respectively.
Rental payments over the term of these leases are as follows:

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

    The Company was named as a defendant in a patent infringement suit that was filed on January 21, 1998. The plaintiff contended that certain of the Company's devices infringe seven patents it allegedly owns and was seeking a judgment of infringement for each of these asserted patents and other costs. The amount of judgment sought by the plaintiff was not specified in the lawsuit. The Company settled the patent disputes and entered into a cross-license agreement with the plaintiff in August 1998.

    On March 2, 1998, the Company acquired from Vishay Intertechnology, Inc. the integrated circuit (IC) business of Temic Telefunken Microelectronic GmbH (Temic), a wholly owned subsidiary of Daimler-Benz A. G. Temic's IC business had revenues of approximately $260,000 in 1997 from sales of application- specific integrated circuits for the automotive, communications and consumer industries. The purchase price for the IC business was approximately $99,250.

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


                               COMMON STOCK DATA

        As of December 31, 1997, there were approximately 1,950 record holders of the Company's common stock. The last reported sales price on that date was $18.56.

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

The Company incurred a pre-tax charge of $41.3 million relating to the write-down of accounts receivable during the fourth quarter of 1997. The pre-tax charge was established in response to the rapid down-turn of the semiconductor industry and the difficult collection environment due to the financial turmoil in Asia where more than 40.0 percent of the Company's revenues are generated. Although the Company's accounts receivable balance began to increase during 1997, the Company anticipated that such balances would decrease as the Company's business improved. However, late in the fourth quarter of 1997, it became apparent that the expected growth would not materialize. Customers increasingly began to return products and became more aggressive on payment terms. Revenues and margins began to reflect this much tougher business environment. The Company responded to this tougher business environment by writing off its accounts receivable.

The Company incurred a pre-tax charge of $53.1 million relating to the write-down of inventory during the fourth quarter of 1997. During the first half of 1997, demand for the Company's products was increasing, as demonstrated by encouraging new orders and business opportunities, particularly in the emerging Asian markets, being received by the Company's sales force. Based on these early indications, the Company was anticipating substantial revenue and margin improvements for the fourth quarter of 1997 and was building its parts inventory in mid-1997 in anticipation of demand for, and expected industry shortage of, semiconductor products in the fourth quarter of 1997. However, late in the fourth quarter of 1997, it became apparent that the expected growth would not materialize. Revenues and margins began to reflect this much more difficult business environment. The Company responded to this more difficult business environment and rapid down-turn of the semiconductor industry by writing off its inventory. The inventory write-off consisted of $42.5 million of slow-moving inventory and $10.6 million of inventory that was marked to the lower market value.

NET REVENUES

The Company's net revenues by geographic destinations for the three years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                1997           1996           1995
                                ----           ----           ----
North America                $ 371,244      $  384,379      $252,397
Europe                         307,514         347,411       237,514
Asia                           418,254         423,354       207,795
Eliminations                  (138,730)        (84,856)      (63,465)
                             ---------      ----------      ---------
                             $ 958,282      $1,070,288      $634,241
                             =========      ==========      =========

The decreases in 1997 revenues in all regions compared to 1996 were primarily due to abnormal price erosion in the Company's memory businesses. In addition, the weaker business conditions in Europe and Japan in 1997 also contributed to the revenue decline for Europe and Asia regions in 1997. The Company's application-specific integrated circuits (ASIC) and logic businesses represented approximately 45 percent of its 1997 net revenues and 1997 net revenues for these two groups increased approximately 75 percent compared to 1996. The Company's memory business represented approximately 55 percent of its 1997 net revenues. Although the Company shipped more units in 1997 than 1996, the net revenues for memory products decreased approximately 29 percent compared to 1996. As noted above, the decline was primarily due to abnormal price erosion in the memory product markets.

The increases in sales in all regions in 1996 compared to 1995 were primarily due to increased unit shipments sold to the telecommunications, computer and consumer markets. The increase of approximately $57 million in European sales in 1996 was attributable to sales from the Company's subsidiary, Atmel ES2 B.V., which was acquired in April 1995. During 1996, the ASIC and logic businesses represented 26 percent of the Company's net revenues and increased approximately 43 percent compared to 1995. The increase in ASIC and logic net revenues was a result of increased sales of the Company's microcontrollers (114 percent), EPLD (29 percent) and ASIC (68 percent) products. The Company's memory business represented 74 percent of its 1996 net revenues and increased approximately 48 percent compared to 1995. The increase in sales of the Company's Flash (76 percent) and EPROM (60 percent) products were the primary contributors to the Company's memory revenue increase in 1996.

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

    The Company incurred a pre-tax charge of $53.1 million relating to the write-down of inventory during the fourth quarter of 1997. During the first half of 1997, demand for the Company's products was increasing, as demonstrated by encouraging new orders and business opportunities, particularly in the emerging Asian markets, being received by the Company's sales force. Based on these early indications, the Company was anticipating substantial revenue and margin improvements for the fourth quarter of 1997 and was building its parts inventory in mid-1997 in anticipation of demand for, and expected industry shortage of, semiconductor products in the fourth quarter of 1997. However, late in the fourth quarter of 1997, it became apparent that the expected growth would not materialize. Revenues and margins began to reflect this much tougher business environment. The Company responded to this tougher business environment and rapid down-turn of the semiconductor industry by writing off its inventory. The inventory write-off consisted of $42.5 million of slow-moving inventory and $10.6 million of inventory that was marked to the lower market value.

    The Company has lowered its capital expenditure plan to $200 million in 1998 and will focus on implementing chemical, mechanical planarization (CMP), 0.35-micron and 0.25-micron technologies in its wafer manufacturing facilities. Implementation of these technologies will enable the Company to achieve cost reductions through die shrinks. However, production delays, difficulties in achieving acceptable yield at its Colorado Springs or its Rousset facility or overcapacity could materially and adversely affect the Company's gross margin and future operating results.

RESEARCH AND DEVELOPMENT
Research and development expenses increased to $137.9 million in 1997 from $110.2 million in 1996 and $69.8 million in 1995. The increase in 1997 was primarily due to the one-time charge of $15.0 million to research and development expense in connection with the qualification of the Company's new manufacturing facility in France, the Company's continued investment in the shrinking of the die size from 0.65-micron to 0.5-micron line widths, development of 0.35-micron process technology, enhancement of mature products, development of new products, advanced CMOS process technology, manufacturing improvements and costs associated with increasing production capacity in Colorado Springs and Rousset. The increase in 1996 was primarily due to the Company's continued investment in the shrinking of the die size from 0.65-micron to 0.5-micron line widths, enhancement of mature products, development of new products, advanced CMOS and BiCMOS process technology, manufacturing improvements and costs associated with expanding its fabrication facility in Rousset, France during 1996. The Company believes that continued investment in process technology and product development are essential to remain competitive in the markets it serves and is committed to high levels of expenditures for research and development.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expense increased 30.1 percent to $150.1 million in 1997 from $115.4 million in 1996. The majority of the increase in 1997 was attributable to the $43.1 million write-down of accounts receivable. This increase in 1996 expense was due to the addition of sales and administrative personnel and other expenses associated with the Company's higher sales volume. In 1995, the Company spent $73.5 million or 11.6 percent of net revenues.

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

    During 1997, the Company generated net cash flow from operations of $78.9 million. Accounts receivable increased by $92.9 million due to the Company extending longer payment terms to its customers and a more difficult collection environment because of the financial turmoil in Asia where more than 40.0 percent of the Company's revenues are generated. The weakened market conditions and business competition required the Company to extend its payment terms to its customers. The accounts receivable increased 71.8 percent to $174.5 million from $101.6 million in 1995. The increase was due primarily to a 68.8 percent increase in 1996 revenues ($1,070 million) compared to 1995 ($634 million). The average days of accounts receivable outstanding were 47.1 and 44.1 days for 1996 and 1995, respectively. Inventory balances increased by approximately $108.6 million from 1996 to 1997, reflecting the increased manufacturing output and inventory reduction programs by our OEM customers. During periods of excess manufacturing capacity in the industry and rapidly eroding prices, OEM customers reduce inventory levels and rely on manufacturers to carry more inventory to meet just-in-time deliveries. Inventories increased 44.9 percent to $70.3 million in 1996 from $48.5 million in 1995. The increase was due to an increase in manufacturing capacity to meet the growth of the Company's sales during 1996. The inventory turnover for 1996 was 9.1 times compared to 7.8 times in 1995. The increase in inventory turnover in 1996 was due primarily to higher demand for the Company's products as compared to 1995. Trade accounts payable and other accrued liabilities increased by approximately $17.9 million from 1996 to 1997. This increase primarily reflects the acquisition of capital equipment, construction costs and the timing of payment of certain other trade payables. The Company made substantial capital investments in 1997 totaling $312.1 million to increase manufacturing capacity at all its fabrication plants and to complete construction of its 8-inch plant in Rousset. To finance this expansion, the Company incurred a number of debt obligations totaling $397.5 million. At December 31, 1997, the Company had $237.5 million in cash and short-term investments, an increase of $80.3 million from December 31, 1996, and $314.5 million in working capital, an increase of $190.9 million from December 31, 1996. At December 31, 1997, the Company also had long-term investments of $95.5 million, a decrease of $9.1 million from December 31, 1996. These investments consisted primarily of state and municipal securities and United States government obligations.

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