Form 10-K405/A, Exhibit 13
period 1997-12-31
ATMEL CORP
filed 1999-01-20
CIK 872448

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

The Company incurred a pre-tax charge of $41.3 million relating to the write-down of accounts receivable during the fourth quarter of 1997. The pre-tax charge was established in response to the rapid down-turn of the semiconductor industry and the difficult collection environment due to the financial turmoil in Asia where more than 40.0 percent of the Company's revenues are generated. Although the Company's accounts receivable balance began to increase during 1997, the Company anticipated that such balances would decrease as the Company's business improved. However, late in the fourth quarter of 1997, it became apparent that the expected growth would not materialize. Customers increasingly began to return products and became more aggressive on payment terms. Revenues and margins began to reflect this much tougher business environment. The Company responded to this tougher business environment by writing off its accounts receivable. Four customers accounted for approximately 63 percent of the $41.3 million write-down.

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