Form 10-K405/A, Exhibit 13
period 1997-12-31
ATMEL CORP
filed 1999-03-30
CIK 872448

                                                                    EXHIBIT 13.1

                                Atmel Corporation

                              FINANCIAL HIGHLIGHTS

                                                                      Years Ended December 31,
(In thousands, except per-share data)           1997              1996             1995               1994              1993
-------------------------------------           ----              ----             ----               ----              ----
NET REVENUES                                 $  958,282        $1,070,288        $  634,241        $  375,093        $  221,724
INCOME
    Before taxes                                  6,001           309,153           172,262            90,076            44,789
    Net                                           1,801           201,722           113,693            59,450            30,017
    Basic net income per share                     0.02              2.06              1.20              0.69              0.39
    Diluted net income per share                   0.02              2.00              1.16              0.66              0.37
RETURN ON REVENUES
    Before taxes                                    0.6%             28.9%             27.2%             24.0%             20.2%
    Net                                             0.2%             18.8%             17.9%             15.8%             13.5%
RETURN ON AVERAGE SHAREHOLDERS' EQUITY              0.2%             29.3%             24.0%             20.6%             17.1%
REVENUES PER EMPLOYEE                               228               298               260               235               195
FIXED ASSETS, NET                               985,949           867,423           472,285           264,800            90,207
TOTAL ASSETS                                  1,822,040         1,455,914           919,621           540,946           300,882
LONG-TERM DEBT, NET OF CURRENT PORTION          571,389           278,576            88,455            46,514            23,957
LONG-TERM DEBT AS A PERCENTAGE OF
    SHAREHOLDERS' EQUITY                           72.7%             35.3%             15.0%             13.0%             11.0%
SHAREHOLDERS' EQUITY                            786,434           789,751           588,768           358,088           218,202

                                      Atmel Corporation

                              CONSOLIDATED STATEMENTS OF INCOME

                                                                                  Years Ended December 31,
(In thousands, except per-share data)                                      1997               1996               1995
                                                                       -----------        -----------        -----------
NET REVENUES                                                           $   958,282        $ 1,070,288        $   634,241
EXPENSES
Cost of sales                                                              602,239            539,215            323,530
Research and development                                                   137,896            110,239             69,795
Selling, general and administrative                                        150,098            115,362             73,474
Non-recurring charge                                                        43,000                 --                 --
                                                                       -----------        -----------        -----------
TOTAL EXPENSES                                                             933,233            764,816            466,799
                                                                       -----------        -----------        -----------
OPERATING INCOME                                                            25,049            305,472            167,442
Interest and other income                                                   12,107             16,532             13,100
Interest expense                                                           (31,155)           (12,851)            (8,280)
                                                                       -----------        -----------        -----------
Income before taxes                                                          6,001            309,153            172,262
Taxes on income                                                              4,200            107,431             58,569
                                                                       -----------        -----------        -----------
NET INCOME                                                             $     1,801        $   201,722        $   113,693
                                                                       ===========        ===========        ===========
BASIC NET INCOME PER SHARE                                             $      0.02        $      2.06        $      1.20
                                                                       -----------        -----------        -----------
DILUTED NET INCOME PER SHARE                                           $      0.02        $      2.00        $      1.16
                                                                       -----------        -----------        -----------
SHARES USED IN BASIC NET INCOME PER-SHARE CALCULATIONS                      99,438             98,070             94,819
                                                                       -----------        -----------        -----------
SHARES USED IN DILUTED NET INCOME PER-SHARE CALCULATIONS                   101,601            100,680             97,854
                                                                       -----------        -----------        -----------
The accompanying notes are an integral part of these statements

                                Atmel Corporation

                           CONSOLIDATED BALANCE SHEET

                                                                                 December 31,
(In thousands)                                                              1997              1996
                                                                        -----------        -----------
                                            ASSETS
CURRENT ASSETS
Cash and cash equivalents                                               $   174,310        $   104,113
Short-term investments                                                       63,222             53,165
Accounts receivable, net of allowance for doubtful accounts of
    $24,623 in 1997 and $28,273 in 1996                                     216,991            174,515
Inventories                                                                 124,336             70,320
Other current assets                                                        119,358             57,910
                                                                        -----------        -----------
    TOTAL CURRENT ASSETS                                                    698,217            460,023
Fixed assets, net                                                           985,949            867,423
Long-term investments                                                        95,536            104,619
Other assets                                                                 42,338             23,849
                                                                        -----------        -----------
    TOTAL ASSETS                                                        $ 1,822,040        $ 1,455,914
                                                                        ===========        ===========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt                                       $    67,522        $    71,615
Trade accounts payable                                                      197,070            137,535
Accrued liabilities and other                                                93,820             99,317
Deferred income on shipments to distributors                                 25,256             27,935
                                                                        -----------        -----------
    TOTAL CURRENT LIABILITIES                                               383,668            336,402
Long-term debt                                                              571,389            278,576
Deferred income taxes                                                        34,499             22,935
                                                                        -----------        -----------
    TOTAL LIABILITIES                                                       989,556            637,913
                                                                        -----------        -----------
Put warrants                                                                 46,050             28,250
                                                                        -----------        -----------
Commitments and contingencies (Note 7)
Shareholders' equity
Preferred stock; Authorized: 5,000 shares;
    None issued and outstanding                                                  --                 --
Common stock, no par value; Authorized: 240,000 shares;
    Shares issued: 99,723 at December 31, 1997, and
    98,752 at December 31, 1996                                             351,584            346,756
Unrealized loss on investments                                               (1,003)            (2,866)
Cumulative translation adjustment                                           (16,278)            (4,469)
Retained earnings                                                           452,131            450,330
                                                                        -----------        -----------
    TOTAL SHAREHOLDERS' EQUITY                                              786,434            789,751
                                                                        -----------        -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 1,822,040        $ 1,455,914
                                                                        ===========        ===========



The accompanying notes are an integral part of these statements.

                                Atmel Corporation

                      CONSOLIDATED STATEMENTS OF CASHFLOWS

                                                                               Years Ended December 31,
(In thousands)                                                           1997             1996             1995
                                                                       ---------        ---------        ---------
CASH FROM OPERATING ACTIVITIES
Net income                                                             $   1,801        $ 201,722        $ 113,693
Items not requiring the use of cash
    Depreciation and amortization                                        158,382          110,988           58,918
    Other                                                                 16,439           (1,600)         (15,441)
    Non-recurring charge                                                  43,000               --               --
    Accounts receivable write-off                                         41,300               --               --
    Inventories write-down                                                53,100               --               --
    Provision for doubtful accounts receivable                            11,105           19,425            8,267
    Provision for excess and obsolete inventory                            1,452            1,117              908
Changes in operating assets and liabilities
    Accounts receivable                                                  (92,862)         (93,787)         (34,722)
    Inventories                                                         (108,631)         (22,896)         (10,681)
    Other assets                                                         (61,448)          (7,935)          (4,064)
    Trade accounts payable and other accrued liabilities                  17,915           94,545           33,420
    Income taxes payable                                                      --           (9,766)           9,406
    Deferred income on shipments to distributors                          (2,679)           5,987            9,633
                                                                       ---------        ---------        ---------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                         78,874          297,800          169,337
                                                                       ---------        ---------        ---------
CASH FROM INVESTING ACTIVITIES
Acquisition of fixed assets                                             (312,066)        (511,019)        (229,097)
Acquisition of other assets                                              (25,483)          (9,756)          (9,446)
Purchase of investments                                                 (129,642)        (101,417)         (77,674)
Sale or maturity of investments                                          128,668           89,678           59,406
                                                                       ---------        ---------        ---------
        NET CASH USED BY INVESTING ACTIVITIES                           (338,523)        (532,514)        (256,811)
                                                                       ---------        ---------        ---------
CASH FROM FINANCING ACTIVITIES
Issuance of notes payable                                                 56,815           39,241           16,198
Principal payments on notes                                              (10,853)          (2,152)          (1,580)
Proceeds from capital leases                                             190,705          234,239           69,843
Principal payments on capital leases                                     (78,528)         (54,784)         (40,439)
Proceeds from issuance of convertible notes                              150,000               --               --
Tax benefit from exercise of options                                       5,033            2,535            3,025
Proceeds from settlement of warrants                                       4,425            8,133               --
Issuance of common stock                                                  13,170           10,079          110,876
                                                                       ---------        ---------        ---------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                        330,767          237,291          157,923
                                                                       ---------        ---------        ---------
EFFECT OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT                           (921)          (3,998)            (471)
                                                                       ---------        ---------        ---------
NET INCREASE (DECREASE) IN CASH                                           70,197           (1,421)          69,978
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         104,113          105,534           35,556
                                                                       ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $ 174,310        $ 104,113        $ 105,534
                                                                       =========        =========        =========
INTEREST PAID                                                          $  29,039        $  12,015        $   8,009
INCOME TAXES PAID                                                      $  42,507        $ 103,912        $  32,265
ISSUANCE OF STOCK FOR TECHNOLOGY AND ASSET ACQUISITIONS                $      --        $  12,625        $   3,083
OTHER NON-CASH ACQUISITIONS                                            $      --        $   2,320        $      --
FIXED ASSET PURCHASES IN ACCOUNTS PAYABLE                              $  54,326        $   5,706        $  15,413
PURCHASE OF CALL WARRANTS FROM PROCEEDS OF PUT WARRANTS                $   5,238        $   9,233        $      --
The accompanying notes are an integral part of these statements

                                Atmel Corporation
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      Unrealized     Cumulative
                                                 Common Stock            Retained   Gain (loss) on   Translation
(In thousands)                                Shares       Amount        Earnings     Investments    Adjustments      Total
                                            ---------     ---------      ---------     ---------      ---------      ---------
BALANCES, DECEMBER 31, 1994                    90,762     $ 224,650      $ 134,915     $  (1,477)     $       0      $ 358,088
Sales of stock
    Secondary public offering                   4,600       104,278             --            --             --        104,278
    Exercise of options                         1,394         2,729             --            --             --          2,729
    Employee stock purchase plan                  314         3,869             --            --             --          3,869
    Issuance for asset acquisition                137         3,083             --            --             --          3,083
Unrealized gain on investments and
    other assets                                   --            --             --           474             --            474
Foreign currency translation adjustment            --            --             --            --           (471)          (471)
Tax benefit from exercise of options               --         3,025             --            --             --          3,025
Net income                                         --            --        113,693            --             --        113,693
                                            ---------     ---------      ---------     ---------      ---------      ---------
BALANCES, DECEMBER 31, 1995                    97,207       341,634        248,608        (1,003)          (471)       588,768
Sales of stock
    Exercise of options                           874         4,606             --            --             --          4,606
    Employee stock purchase plan                  236         5,473             --            --             --          5,473
    Issuance for asset acquisition                435        12,625             --            --             --         12,625
Unrealized loss on investments and
    other assets                                   --            --             --        (1,863)            --         (1,863)
Foreign currency translation adjustment            --            --             --            --         (3,998)        (3,998)
Tax benefit from exercise of options               --         2,535             --            --             --          2,535
Proceeds from settlement of warrants               --         8,133             --            --             --          8,133
Put warrants reclassification                      --       (28,250)            --            --             --        (28,250)
Net income                                         --            --        201,722            --             --        201,722
                                            ---------     ---------      ---------     ---------      ---------      ---------
BALANCES, DECEMBER 31, 1996                    98,752       346,756        450,330        (2,866)        (4,469)       789,751
Sales of stock
    Exercise of options                           733         6,522             --            --             --          6,522
    Employee stock purchase plan                  238         6,648             --            --             --          6,648
Unrealized gain on investments and
    other assets                                   --            --             --         1,863             --          1,863
Foreign currency translation adjustment            --            --             --            --        (11,809)       (11,809)
Tax benefit from exercise of options               --         5,033             --            --             --          5,033
Proceeds from settlement of warrants               --         4,425             --            --             --          4,425
Put warrants reclassification, net                 --       (17,800)            --            --             --        (17,800)
Net income                                         --            --          1,801            --             --          1,801
                                            ---------     ---------      ---------     ---------      ---------      ---------
BALANCES, DECEMBER 31, 1997                    99,723     $ 351,584      $ 452,131     $  (1,003)     $ (16,278)     $ 786,434
                                            =========     =========      =========     =========      =========      =========

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

ACCOUNTS RECEIVABLE
Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The Company writes off a accounts receivable against the allowance when the Company determines it is uncollectible and no longer actively pursues collection of the receivable.

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

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out for materials and purchased parts and average cost for work in progress) or market and comprise the following:

December 31,                        1997         1996
                                  --------     --------
Materials and purchased parts     $ 10,527     $ 11,123
Work in progress                   113,809       59,197
                                  --------     --------
TOTAL                             $124,336     $ 70,320
                                  ========     ========

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

    In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

Years Ended December 31,                                       1997         1996         1995
                                                             --------     --------     --------
Basic and diluted net income(numerator)                      $  1,801     $201,722     $113,693
Shares used in basic net income per-share calculations
     (denominator)
Weighted average shares of common stock outstanding            99,438       98,070       94,819

Shares used in diluted net income per-share calculations
   (denominator)

Weighted average shares of common stock outstanding            99,438       98,070       94,819
Dilutive effect of stock options                                2,163        2,610        3,035
                                                             --------     --------     --------
                                                              101,601      100,680       97,854
                                                             --------     --------     --------
Basic net income per share                                   $   0.02     $   2.06     $   1.20
                                                             --------     --------     --------
Diluted net income per share                                 $   0.02     $   2.00     $   1.16
                                                             --------     --------     --------


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

Note 2
--------------------------------------------------------------------------------
OTHER CURRENT ASSETS
Other current assets consist of the following:

December 31,                     1997          1996
---------------------------------------------------
Income tax receivable           $48,000     $    --
Deferred income taxes           53,051       38,859
Other                           18,307       19,051
                                -------------------
                                $119,358    $57,910
                                ===================

Note 3
--------------------------------------------------------------------------------
FIXED ASSETS

December 31,                      1997         1996
---------------------------------------------------
Land                           $14,591     $ 14,591
Buildings and improvements     372,976      180,680
Machinery and equipment        918,315      806,187
Furniture and fixtures           9,991        7,467
Construction in progress        24,688       72,103
                               --------------------
                               1,340,561   1,081,028
Less accumulated depreciation
   and amortization            (354,612)   (213,605)
                               ---------------------
TOTAL                          $985,949    $867,423
                               ====================

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

                                             1997                           1996
                                                    Market                          Market
December 31,                          Cost          Value            Cost           Value
--------------------------------------------------------------------------------------------
Investments
   U.S. Government obligations      $ 123,516     $ 122,741        $ 99,378       $  98,750
   State and municipal securities      30,962        30,768          55,669          55,317
   Other                                5,283         5,249           5,603           3,717
                                    -----------------------        ------------------------
                                      159,761       158,758         160,650         157,784
Allowance for unrealized losses        (1,003)           --          (2,866)             --
                                    -----------------------        ------------------------
                                    $ 158,758     $ 158,758        $157,784       $ 157,784
                                    =======================        ========================

    At December 31, 1997, scheduled maturities of investments within one year were $63,222 and for one year to three years were $95,536. At December 31, 1996, scheduled maturities of investments within one year were $53,165 and for one year to five years were $104,619.

Note 5
--------------------------------------------------------------------------------
BORROWING ARRANGEMENTS

Information with respect to the Company's debt obligations is shown below:

December 31,                           1997         1996
----------------------------------------------------------
Various non-interest-bearing notes  $   6,078     $  9,464
Various interest-bearing notes         89,398       46,703
Convertible notes                     150,000           --
Capital lease obligations             393,435      294,024
                                    ----------------------
                                      638,911      350,191
Less amount due within one year       (67,522)     (71,615)
                                    -----------------------
Long-term debt due after one year   $ 571,389     $278,576
                                    ======================

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

    Payments required for long-term debt and capital leases are as follows:

                                          1998         1999         2000         2001        2002      Thereafter
-----------------------------------------------------------------------------------------------------------------
Notes payable and convertible notes     $ 17,387     $ 38,910     $ 28,966     $ 11,915     $156,432     $  8,466
Capital leases                            71,024       61,852       55,971       46,727       43,492      114,369

The carrying amount of the Company's long-term debt instruments (excluding capital leases) approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at December 31, 1997.

Note 6
--------------------------------------------------------------------------------
ACCRUED LIABILITIES AND OTHER

Accrued liabilities and other comprise the following:

December 31,                                 1997          1996
---------------------------------------------------------------
Accrued returns, royalties and licenses     $35,707     $49,170
Accrued salaries, benefits and other         21,549      23,499
Federal, state, local and foreign taxes      36,564      26,648
                                            -------     -------
TOTAL                                       $93,820     $99,317
                                            =======     =======

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

       1998       1999         2000        2001       2002
----------------------------------------------------------
     $6,728     $6,697      $10,632      $1,433       $510

The Company is involved in certain patent related legal matters, in the ordinary course of business. No provision for any liability that may result upon the resolution of these matters has been made in the accompanying financial statements nor is the amount or range of possible loss, if any, reasonably estimable.

Note 8
--------------------------------------------------------------------------------
TAXES ON INCOME
The provision (benefit) for income taxes consists of the following:

Years Ended December 31,        1997           1996          1995
-----------------------------------------------------------------
Federal   Current             $ 2,196       $ 92,632      $45,886
          Deferred              6,900         (6,618)       2,529
State     Current                 628         10,458        7,619
          Deferred             (7,524)          (161)         417
Foreign   Current               2,000          2,209          883
          Deferred                 --          8,911        1,235
                              -----------------------------------
TOTAL INCOME TAXES            $ 4,200       $107,431      $58,569
                              ===================================


The components of the net deferred income tax assets are set forth below:

December 31,                               1997           1996
--------------------------------------------------------------
DEFERRED INCOME TAX ASSETS
Allowance for doubtful accounts         $  6,633      $ 10,048
Allowance for sales returns                1,490         3,917
Capital loss carryforward                  1,733            --
Deferred income on shipments to
   distributors                            5,474         6,717
Inventory valuation                        2,999         1,273
Net operating losses                      15,410            --
Research and development and other tax
   credits                                 4,237            --
Reserve for employee benefits              1,517         1,354
Reserve for non-recurring charges         18,877            --
Reserve for recurring charges              3,831         3,811
Reserve for royalty                        6,240         8,164
State income tax                              --         3,450
Other                                        150           125
                                        ----------------------
Total deferred income tax assets          68,591        38,859
Less valuation allowance                 (15,540)           --
                                        ----------------------
Net deferred income tax assets            53,051        38,859
                                        ----------------------
DEFERRED INCOME TAX LIABILITIES
Depreciation                             (31,065)      (22,935)
State income tax                          (1,819)           --
Deferred income                           (1,615)           --
                                        ----------------------
Total deferred income tax liabilities    (34,499)      (22,935)
                                        -----------------------
TOTAL NET DEFERRED INCOME TAX ASSETS    $ 18,552      $ 15,924
                                        ======================

    For the year ended December 31, 1997, the Company provided a valuation allowance of $15,540 on its deferred income tax assets. The valuation allowance was provided for deferred income tax assets from the French operations, the realization of which is uncertain.

    The Company's effective tax rate differs from the United States federal statutory income tax rate as follows:

Years Ended December 31,                         1997          1996        1995
-------------------------------------------------------------------------------
U.S. federal statutory income tax rate           35.0%         35.0%        35.0%
Foreign operations                              (85.1)          0.2          0.1
State taxes, net of federal income tax benefit  (35.2)          2.2          2.8
Research and development tax credits            (61.8)         (0.5)        (0.3)
Benefit of foreign sales corporation               --          (2.9)        (2.2)
Change in valuation allowance                   240.0            --           --
Tax exempt income                               (24.5)         (0.7)        (1.2)
Other, net                                        1.6           1.5         (0.2)
                                               ---------------------------------
                                                 70.0%         34.8%        34.0%
                                               =================================


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

Activity under the Company's 1986 Plan and 1996 Plan is set forth below:

                                                            Outstanding Options
                                 -------------------------------------------------------------------------
                                                                              Aggregate   Weighted Average
                                 Available      Number      Exercise Price    Exercise     Exercise Price
                                 For Grant     of Options     Per Share        Price          Per Share
                                 ---------     ----------     ---------        -----          ---------
BALANCES, DECEMBER 31, 1994        1,994         4,711     $ 0.75 - 17.31     $ 22,055          $ 4.68
Options granted                   (1,896)        1,896      15.41 - 33.63       37,474           19.76
Options canceled                     101          (101)      1.75 - 33.31       (1,075)          10.64
Options exercised                     --        (1,394)      0.75 - 21.38       (2,729)           1.95
                                  ------        ------     ------   -----     --------          ------
BALANCES, DECEMBER 31, 1995          199         5,112       0.75 - 33.63       55,725           10.90
Options authorized                 4,000            --                 --           --              --
Options granted                     (576)          576      20.15 - 36.88       14,555           25.27
Options canceled                     122          (122)      2.16 - 36.88       (2,134)          17.49
Options expired                     (142)           --                 --           --              --
Options exercised                     --          (874)      0.75 - 33.63       (4,606)           5.27
                                  ------        ------     ------   -----     --------          ------
BALANCES, DECEMBER 31, 1996        3,603         1,385       20.1 - 42.75       36,204           26.14
Options canceled                     184          (184)      0.75 - 33.63       (4,790)          26.03
Options exercised                     --          (733)      4.25 - 42.75       (6,522)           8.90
                                  ------        ------     ------   -----     --------          ------
BALANCES, DECEMBER 31, 1997        2,402         5,160       0.75 - 42.75     $ 88,432          $17.14
                                  ======        ======     ======   =====     ========          ======

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

                                              1997          1996            1995
------------------------------------------------------------------------------------
Net income--as reported                   $     1,801    $   201,722     $   113,693
                                          ------------------------------------------
Net income (loss) --pro forma             $    (1,197)   $   196,641     $   110,058
                                          ------------------------------------------
Basic net income per share--
   as reported                            $      0.02    $      2.06     $      1.20
                                          ------------------------------------------
Basic net income (loss) per share--
   pro forma                              $     (0.01)   $      2.01     $      1.16
                                          ------------------------------------------
Diluted net income per share--
   as reported                            $      0.02    $      2.00     $      1.16
                                          ------------------------------------------
Diluted net income (loss) per share--
   pro forma                              $     (0.01)   $      1.95     $      1.12
                                          ------------------------------------------

    The fair value of each option grant for both 1986 Plan and 1996 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                1997           1996          1995
-----------------------------------------------------------------
Risk-free interest         5.7%-6.9%      5.1%-6.8%     5.5%-7.6%
Expected life (years)      0.38-1.12      0.95-1.56     0.95-1.56
Expected volatility      51.0%-55.0%    38.0%-40.0%   38.0%-40.0%
Expected dividend                 $0             $0            $0

    The weighted average expected life was calculated based on the period from the vesting date to the exercise date and the exercise behavior of the employees.

The following table summarizes the stock options outstanding at December 31, 1997:

                                 Options Outstanding                               Options Exercisable
                  --------------------------------------------------          -----------------------------
                                    Weighted Average        Weighted                               Weighted
Range of               Number              Remaining         Average               Number           Average
Exercise Prices   Outstanding       Contractual Life  Exercise Price          Exercisable    Exercise Price
-----------------------------------------------------------------------------------------------------------
$ 0.75- 9.16          1,480                5.2 years       $ 4.81                1,433              $ 4.67
9.22-20.19            1,337                7.3              15.81                  684               15.21
20.34-25.25           1,392                8.4              23.18                  411               21.98
25.75-37.81             951                9.0              29.35                  206               30.25
                      -----                                                      -----
0.75-37.81            5,160                7.3              17.14                2,734               11.83
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

Note 11
--------------------------------------------------------------------------------
GEOGRAPHIC INFORMATION,
EXPORT SALES AND MAJOR CUSTOMERS

    The Company's foreign operations include both manufacturing and sales. The manufacturing subsidiary is located in France and the sales subsidiaries are located in Europe and Asia. All of their sales are made to unaffiliated customers. The following is a summary of operations by entities within geographic areas:


Years Ended December 31,        1997             1996            1995
-------------------------------------------------------------------------
NET REVENUES
North America               $   876,610      $   979,809      $   580,758
Europe                          166,555          171,829          116,949
Asia                             53,847            3,506                0

Eliminations                   (138,730)         (84,856)         (63,466)
                            ---------------------------------------------

                            $   958,282      $ 1,070,288      $   634,241
                            =============================================

OPERATING INCOME (LOSS)
North America               $    27,606      $   285,070      $   154,381
Europe                          (10,263)          19,481           12,849
Asia                              7,706              921              212
                            ---------------------------------------------

                            $    25,049      $   305,472      $   167,442
                            =============================================


Years Ended December 31,  1997           1996             1995
-----------------------------------------------------------------
TOTAL ASSETS
North America       $ 1,418,284      $ 1,228,560      $   850,804
Europe                  413,092          237,306           74,624
Asia                      9,706            2,227            1,064

Eliminations            (19,042)         (12,179)          (6,871)
                    ---------------------------------------------

                    $ 1,822,040      $ 1,455,914      $   919,621
                    =============================================

EXPORT REVENUES
Europe              $   140,959      $   175,582      $   120,565
Asia                    364,407          419,848          207,795
                    ---------------------------------------------

                    $   505,366      $   595,430      $   328,360
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

    The Company was been named as a defendant in a patent infringement suit that was filed on January 21, 1998. The plaintiff contended that certain of the Company's devices infringe seven patents it allegedly owns and was seeking a judgment of infringement for each of these asserted patents and other costs. The amount of judgment sought by the plaintiff was not specified in the lawsuit. The Company settled the patent disputes and entered into a cross-license agreement with the plaintiff in August 1998.

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


/s/ Coopers & Lybrand L.L.P.

San Jose, California
January 15, 1998

                              SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands, except per-share data)            First Quarter  Second Quarter  Third Quarter    Fourth Quarter
------------------------------------------------            -------------  --------------  -------------    --------------
YEAR ENDED DECEMBER 31, 1997
Net revenues                                                $   252,946     $   224,936     $   240,050     $   240,350
Gross margin                                                    116,569          99,036         104,478          35,960
Net income (loss)                                                38,738          27,408          30,349         (94,694)
Basic net income (loss) per share                                  0.39            0.28            0.30           (0.95)
Diluted net income (loss) per share                                0.38            0.27            0.29           (0.95)
Price range of common stock per share
    High                                                          46.88           29.63           39.06           37.50
    Low                                                           23.75           22.50           26.50           18.06

YEAR ENDED DECEMBER 31, 1996
Net revenues                                                $   240,096     $   268,748     $   280,332     $   281,112
Gross margin                                                    119,453         133,789         138,821         139,010
Net income                                                       44,909          50,291          52,878          53,644
Basic net income per share                                         0.46            0.51            0.54            0.54
Diluted net income per share                                       0.45            0.50            0.53            0.53
Price range of common stock per share
    High                                                          33.50           42.38           33.75           38.00
    Low                                                           18.13           23.88           21.88           25.13

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

        The Company incurred a pre-tax charge of $41.3 million relating to the write-down of accounts receivable during the fourth quarter of 1997. The pre-tax charge was a result of the Company's reassessment of the probability of collection of certain receivables following the rapid down-turn of the semiconductor industry and the difficult collection environment resulting from the financial turmoil in Asia, where more than 40.0 percent of the Company's revenues are generated. Although the Company's accounts receivable balance began to increase during 1997, the Company attributed this increase to the depressed state of the semiconductor industry and the weakened business conditions in Asia.

        The Company believed that business conditions would improve in the second half of 1997. Based on this expectation, the Company was prepared to accept slower payment on outstanding receivables. The Company believed that it was probable that the Company would receive all amounts due when the business conditions improved. In addition, the credit history of the Company's customers had been good and the Company had no substantial write-offs of accounts receivable in the past. Accordingly, the Company anticipated that it would be able to collect these outstanding receivables. However, by late in the fourth quarter of 1997, it became apparent that the expected growth in the semiconductor market would not materialize. In fact, the business conditions had deteriorated further during the fourth quarter of 1997. Customers increasingly began to seek reasons to return products and became more aggressive on payment terms. Revenues and margins began to reflect this much tougher business environment. Based on these subsequent factors, the Company determined in the fourth quarter that it would not be able to collect these receivables. As a result, $41.3 million were written off during the fourth quarter of 1997.

        Four customers accounted for 65.6 percent of the $41.3 million accounts receivable write-off and the majority of the write-off was attributable to the deterioration of the economic environment and the resulting liquidity pressures experienced by the customers. One of the customers from Hong Kong, with which the Company had conducted business since 1996, refused to respond to the Company's demand for payment. This customer was initially under a "letter of credit" payment term. As the business between the customer and the Company grew during the third quarter of 1996, the customer negotiated an "open account" term with the Company. Payments were prompt during the first few months after the open account term was established. When the customer became late with its payments and the account balance began to accumulate, the Company stopped shipment to the customer in September 1997. When this customer did not respond to the Company's written demand for payment in November 1997, the Company decided to write off $8.4 million of outstanding accounts receivable in December 1997. The Company stopped doing business with this customer in September 1997.

        Two major Japanese customers accounted for $10.6 million of the accounts receivable written-off. These two customers contended that the Company's products did not meet their specifications and that replacement products delayed their delivery schedule to their ultimate customers. The Company has been doing business with these two Japanese customers for more than five years and valued its long-term relationship with them because they are the primary channel for the Company to sell to the Japanese market. Moreover, the Company had not had any major collection issues with these two customers in the past. In fact, the Company has had some success with its accounts receivable collections by extending the payment terms in the past with these customers as well as other customers.

        The further deterioration of the business situation in Asia in the fourth quarter of 1997 resulted in an over supply of products and intense competition between suppliers such as the Company. In this environment, both customers had other sources of supply available to them and the Company had little leverage with which to force payment on the disputed balances. The weakening of the Company's bargaining position led the Company to reassess the probability of collection of the disputed balances. The Company concluded that collection would not be possible without severely harming the Company's relationship with these customers. The Company valued its long standing relationship with these customers who are strategically important and considered that it would be in the Company's best interest to maintain good relationships with them. As the financial turmoil in Asia heightened in the fourth quarter of 1997, the Company felt a much stronger resistance from these two customers to fulfill their obligations. As a result, the Company compromised with the customers by accepting partial payments on the disputed invoices and wrote off the remaining balances.

    The fourth customer is the Company's largest customer and has operations worldwide. The $8.1 million write-off in accounts receivable was attributable to 30 different divisions of this customer. The write-offs from these accounts were due to unresolved disputes over the quantity shipped, quantity returned and/or unit price. This customer continues to be the largest customer of the Company and the Company values its long-term business relationship. Given this important business relationship, the rapid down-turn of the semiconductor industry and the difficult collection environment in the fourth quarter of 1997, the Company considered that it would be in its best interest to stop pursuing the collection of these disputed invoices in the fourth quarter of 1997.

    The Company incurred a pre-tax charge of $53.1 million relating to the write-down of inventory during the fourth quarter of 1997. During the first half of 1997, demand for the Company's products was increasing, as demonstrated by encouraging new orders and business opportunities, particularly in the emerging Asian markets, being received by the Company's sales force. Based on these early indications, the Company was anticipating substantial revenue and margin improvements for the second half of 1997 and was building its parts inventory in mid-1997 in anticipation of demand for, and expected industry shortage of, semiconductor products in the second half of 1997. However, late in the fourth quarter of 1997, it became apparent that the expected growth would not materialize. Revenues and margins began to reflect this more difficult business environment. The Company responded to this more difficult business environment and rapid down-turn of the semiconductor industry by writing off its inventory. The inventory write-off consisted of $42.5 million of slow-moving inventory and $10.6 million of inventory that was marked to the lower market value.

    NET REVENUES The Company's net revenues by geographic destinations for the three years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                    1997        1996        1995
                                    ----        ----        ----
            North America       $371,244   $ 384,379   $ 252,397
            Europe               307,514     347,411     237,514
            Asia                 418,254     423,354     207,795
            Eliminations       (138,730)    (84,856)    (63,465)
                             -----------------------------------
                                $958,282  $1,070,288   $ 634,241
                             ===================================

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

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expense increased 30.1 percent to $150.1 million in 1997 from $115.4 million in 1996. The majority of the increase in 1997 was attributable to the $43.1 million write-down of accounts receivable. This increase in 1996 expense is due to the addition of sales and administrative personnel and other expenses associated with the Company's higher sales volume. In 1995, the Company spent $73.5 million or 11.6 percent of net revenues.

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

    During 1997, the Company generated net cash flow from operations of $78.9 million. Accounts receivable increased by $40.5 million due to the Company extending longer payment terms to its customers and a more difficult collection environment because of the financial turmoil in Asia where more than 40.0 percent of the Company's revenues are generated. The weakened market conditions and business competition required the Company to extend its payment terms to its customers. accounts receivable increased 71.8 percent to $174.5 million in 1996 from $101.6 million in 1995. The increase was due primarily to a 68.8 percent increase in 1996 revenues ($1,070 million) compared to 1995 ($634 million). The average days of accounts receivable outstanding were 47.1 and 44.1 days for 1996 and 1995, respectively. Inventory balances increased by approximately $54.1 million from 1996 to 1997, reflecting the increased manufacturing output and inventory reduction programs by our OEM customers. During periods of excess manufacturing capacity in the industry and rapidly eroding prices, OEM customers reduce inventory levels and rely on manufacturers to carry more inventory to meet just-in-time deliveries. Inventories increased 44.9 percent to $70.3 million in 1996 from $48.5 million in 1995. The increase was due to an increase in manufacturing capacity to meet the growth of the Company's sales during 1996. The inventory turnover for 1996 was 9.1 times compared to 7.8 times in 1995. The increase in inventory turnover in 1996 was due primarily to higher demand for the Company's products as compared to 1995. Trade accounts payable and other accrued liabilities increased by approximately $17.9 million from 1996 to 1997. This increase primarily reflects the acquisition of capital equipment, construction costs and the timing of payment of certain other trade payables. The Company made substantial capital investments in 1997 totaling $312.1 million to increase manufacturing capacity at all its fabrication plants and to complete construction of its 8-inch plant in Rousset. To finance this expansion, the Company incurred a number of debt obligations totaling $397.5 million. At December 31, 1997, the Company had $237.5 million in cash and short-term investments, an increase of $80.3 million from December 31, 1996, and $314.5 million in working capital, an increase of $190.9 million from December 31, 1996. At December 31, 1997, the Company also had long-term investments of $95.5 million, a decrease of $9.1 million from December 31, 1996. These investments consisted primarily of state and municipal securities and United States government obligations.

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